December 2, 2011

Jeffrey P. Berg
jberg@bakerlaw.com

VIA FEDEX

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Searchlight Minerals Corp.
Form 10-K for the Fiscal Year ended December 31, 2010
Filed March 4, 2011
File No. 000-30995

Dear Mr. Hiller:

On behalf of Searchlight Minerals Corp. (the “Company”), we write in response to the supplemental comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated October 13, 2011 (the “Comment Letter”), relating to the above-referenced Annual Report on Form 10-K.  The Company also has responded to the Comment Letter by the filing of a formal response letter (the “Response Letter”) with the Commission, which has been filed electronically on EDGAR.

The following responses correspond to the numbered paragraphs in your Comment Letter.  The responses and undertakings contained in this letter are the positions of the Company.  For your convenience, we have set forth each comment in bold typeface and included the Company’s response below the relevant comment:

Mr. Karl Hiller
United States Securities and Exchange Commission
December 2, 2011

Form 10-K for the Fiscal Year ended December 31, 2010

General

1.
We have read your response to our prior comments and the details you provided pertaining to issues raised in the course of an earlier review in formulating the additional comments in this letter.  We have endeavored to further clarify aspects of the accounting and reporting that is required in your periodic reports, with emphasis on matters or circumstances which have either subsequently changed or which were not otherwise included in the scope of correspondence.  We suggest that you contact us by telephone if you require further clarification or guidance in preparing your response.

Response:  The Company has noted your Comment 1 and contacted the Commission accordingly.

Business, page 4

2.
We note that you have not complied with prior comment 2, concerning the results of your autoclaving study.  Please submit the disclosures you propose to encompass your average recovery as a percentage, or the head grade, tailings grade, and recovery grade.

Response:  In response to your comments  and based on discussions with the Staff, the Company has updated its disclosure with respect to its autoclaving study in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Executive Overview - Clarkdale Slag Project”).  The Company intends to use this form of disclosure in the future, subject to updates regarding the status of the Clarkdale Slag Project.

3.
We note that you identify in the Form 8-K that you filed on September 6, 2011, SGS Lakefield Research Chile, S.A. as the independent engineering company that performed a number of your autoclave tests.  Please submit the consent that you obtained from SGS Lakefield Research Chile, S.A. in making this disclosure.  Also tell us whether this company has prepared an independent technical report.

Response:  In response to your comments, the Company has enclosed with this letter, which is attached hereto as Exhibit A for your reference, the signed consent from SGS Lakefield Research Chile, S.A. with respect to the Company’s Report on Form 8-K, filed on September 6, 2011.  In addition, the Company has filed a consent from SGS Lakefield Research Chile, S.A. with respect to the Company’s Report on Form 10-Q for the quarter ended September 30, 2011, filed on November 14, 2011, as Exhibit 23.1, which references the autoclave tests.

Mr. Karl Hiller
United States Securities and Exchange Commission
December 2, 2011

Please note that the Company provided independent technical reports through a confidential submission to the Staff, under cover of correspondence dated September 15, 2011, in connection with the Company’s response to the Staff’s prior comment letter, dated August 25, 2011.

Financial Statements

Audit Report, page F-1

4.
We note your response to prior comment 3 explaining that the current audit report encompasses the inception to date period with the language “inception cumulative data prospectively from January 1, 2006.”  However, since your inception date was January 14, 2000 rather than January 1, 2006 the audit report does not conform to the fourth standard of reporting in AU §508.04, requiring auditors to express an opinion regarding the financial statements “taken as a whole” or to make an assertion indicating that such an opinion cannot be expressed.  The guidance in AU §508.65 clarifies that this extends to comparative financial information.  We have guidance in SAB Topic 1.E.2 precluding our acceptance of any audit report that is qualified as to the scope of the audit; and the guidance in AU §508.64 advises auditors against issuing piecemeal opinions when the auditor is unable to express an opinion on the financial statements taken as a whole.

Please direct your current auditor to the guidance on issuing an opinion that is based in part on the report of another auditory in AU §508.12, and obtain and file an audit report from your current auditor which conforms to this guidance.  If your current auditor places reliance on the work of your prior auditor and makes reference to that effect in its report in covering the entire inception-to-date period, then you will need to follow the guidance in Rule 2-05 of Regulation S-X, and continue to obtain and file a reissued audit report from the prior auditor each time you file an annual report with the cumulative amounts.

Response:  In response to the Staff’s comments, the Company’s current auditor will file a new audit report, the form of which is attached hereto as Exhibit B for your reference.

In response to the Staff’s comment that the inception date was actually January 14, 2000 rather than January 1, 2006, the Company’s current auditor has corrected that date to read from January 14, 2000.  The Company’s current auditor has advised the Company that it takes responsibility for the financial statements being presented fairly, as a whole.

In response to the Staff’s comment regarding other auditor reliance, the Company requested its current auditor to research the guidance in AU Section 508.12 on issuing an opinion that is based in part on the report of another auditor.  The Company’s auditor has informed the Company that as to cumulative data, the current auditor places reliance on the work of the prior auditor.  In response, the current auditor has amended its 2010 audit opinion, dated March 4, 2011, to include the following language:

Mr. Karl Hiller
United States Securities and Exchange Commission
December 2, 2011

“We did not audit the financial statements from which the inception cumulative data prospectively from January 14, 2000 through January 1, 2006 which is included for comparative analysis.  These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Searchlight Minerals Corp. (An Exploration stage Company), is based solely on the report of other auditors.”

In the opinion paragraph, the current auditor has amended its 2010 audit opinion, dated March 4, 2011, to include the following language:

“In our opinion, based on our audits and the report of other auditors…”

Using the guidance of Rule 2-05 of Regulation S-X, the Company also will obtain and file a reissued audit report from this prior auditor each time the Company files an annual report with the cumulative amounts, so long as the Company’s current (or then current) auditor continues to file its opinion with reliance placed on the work of the prior auditor.  In addition, the Company will file an amendment to the Form 10-K for the year ended December 31, 2010, which includes the entire 2010 financial statement, together with the related auditor reports (including the enclosed amended form of auditor report from the Company’s current auditor).

Note 3 – Clarkdale Slag Project, page F-18

5.
We understand from your response to prior comment 4 that you have not conducted impairment testing of the amounts capitalized as long-lived assets.  While we ordinarily find that documentation generated in the course of justifying a mineral interest purchase decision is also useful in supporting the amounts assigned when conducting an impairment test shortly after acquisition, as the period of ownership extends, information gathered about mineralization on the properties or other aspects of the project or operations which had been contemplated, must be taken into account.

Under FASB ASC 360-10-35-21.c you must conduct impairment testing whenever you report a current period operating or cash flow loss, while also having a history of such losses.  The event which creates this requirement is your current period loss.  Therefore, as an exploration stage company, you need to update your impairment testing each period that you continue to report an operating or cash flow loss to comply with GAAP.  If you have information about mineralization that is reliable, and you are able to estimate value beyond proven and probable reserves following the guidance in FASB ASC 930-360-35, such value should be considered in your impairment testing.

Mr. Karl Hiller
United States Securities and Exchange Commission
December 2, 2011

If you believe that you are able to support the amounts capitalized at the end of each period after conducting the required impairment testing, then please submit your analysis including details sufficient to understand the assumptions you have made.

Response:  In response to your Comment 5, at December 31, 2010, March 31, 2011, June 30, 2011 and September 30, 2011, the Company considered ASC 360 in its internal impairment review.  For these periods, the Company did not believe that an event had occurred that indicated the carrying amount of the Clarkdale Project assets may not be recoverable.

No specific impairment test was performed for December 31, 2010, March 31, 2011 and June 30, 2011.  However, in light of the Staff’s comments, the Company conducted an impairment test under ASC 360 for September 30, 2011 and included a statement to that effect in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.  The Company will continue to conduct an impairment test under ASC 360 in the future for each succeeding quarterly period until such time as the Company is no longer required to do so.

Prior to filing the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and the Quarterly Reports on Form 10-Q for the periods ended March 31, 2011 and June 30, 2011, the Company contemporaneously completed multiple processes to obtain internal assurance that no impairment had occurred for the respective periods covered by such reports.

The Company previously has provided certain information related to these processes through a confidential submission to the Staff.  The Company also has provided a more detailed response to this Comment in a confidential submission to the Staff under separate cover.

As detailed in the separate cover letter transmitting a further confidential submission to the Staff, the Company is requesting confidential treatment of this information and that it be returned to the Company under the guidelines of Rule 418(b) under the Securities Act and Rule 12b-4 under the Exchange Act.

Note 8 – Stockholders Equity, page F-25

6.
We have read your response to prior comment 5 explaining that while you believe no accounting is required for your modification to the terms of “subject warrants” you have determined that liability accounting is required for your “offering warrants.”  However, you propose to commence your accounting in the 2011 third quarter rather than restate earlier periods as you do not believe the differences are material.

Mr. Karl Hiller
United States Securities and Exchange Commission
December 2, 2011

We understand that you evaluated the need for derivative accounting in your earlier analysis of the subject warrants but did not address the prospect of accounting for the value conveyed in the modification alone, apart from that consideration.  You state that you lowered the exercise price and extended the exercise period of the subject warrants because you believed this “could potentially induce the exercise of the Subject Warrants and raise additional capital.”  As it appears that you have conveyed value that was not contemplated in the original placements, we believe that recognition of an investor relations expense for the incremental value of the warrant modifications would be required based on analogous guidance contained in FASB ASC Section 718-20-35-3 and 4.  This guidance is clear in characterizing an equity instrument modification as incremental value which should receive accounting recognition.

The guidance in SAB Topic 14:A clarifies our view on the applicability of this guidance by analogy to share based payments with non-employees.  We have also expressed our view on the accounting for offering costs in SAB Topic 5:A, which while contemplating the deferral and offsetting of costs directly attributable to a proposed or actual offering of securities against proceeds, does not accommodate similar treatment of costs which are unrelated and subsequent to an offering.  Given the foregoing, we believe that you should expand your materiality analysis to encompass the accounting required for modifications to the subject warrants and to address the impact on all annual periods.

Response:  In response to Comment 6, the Company has reviewed its accounting treatment of the modifications of the “subject warrants.”  Upon review of SAB Topic 5:A,  the Company does not necessarily agree with the Staff’s position that the Company’s deemed dividend treatment should be updated based on the costs being not directly related to and subsequent to the original financing transactions, and that the modifications resulted in incremental value to the warrant holders.  The Company notes the absence of U.S. GAAP literature that directly addresses transactions of this type (see also the response of Geos Communications, Inc., dated February 8, 2011, to the Staff’s Comment No. 3 on the accounting treatment regarding the exchange of warrants).

The Company believes that the deemed dividend accounting treatment is the best approach for the Company (given that the Company did not receive any consideration for the adjustment of the “subject warrants”).  The Company would be prepared to accept and not appeal the Staff’s position.  However, the decision of the Company’s board of directors ultimately rests on whether the Staff accepts the Company’s position that, although the original accounting treatment for the modifications of the “subject warrants” resulted in misstatements, the misstatements related to warrant modification expense are immaterial based on the Company’s qualitative analysis, and therefore, no restatement of the prior periods is necessary or required.  This would avoid the time and expense of a restatement of the Company’s prior financial statements, which the Company believes is not necessary or required.  Please advise if this is acceptable.

Mr. Karl Hiller
United States Securities and Exchange Commission
December 2, 2011

In furtherance of the Company’s position, in following the guidance contained in FASB ASC Section 718-20-35-3 and 4, as prescribed by SAB Topic 14:A, the Company utilized a Binomial Lattice option pricing model to estimate the incremental fair values of the warrants as a result of the modifications.  This model resulted in incremental fair values of $1.8 million and $3.2 million as of December 29, 2008 (date of the first revision) and November 12, 2009 (date of the second revision), respectively.

The Company has reflected the modification of the “subject warrants” as warrant modification expense in the operating expense section of the operation statement information reflected in the tables below.  As requested, the Company has expanded its materiality analysis to encompass the accounting required for the modifications of the “subject warrants” and the “offering warrants.”  The effects of correcting these errors for the annual periods are shown in the following table:

	12/31/2008	12/31/2009	12/31/2010

Total Liabilities as Reported	$53,875,501	$50,501,368	$46,781,075
Total Liabilities as Adjusted	53,875,501	54,754,777	47,774,461
$ Difference	$-	$4,253,409	$993,386
% Difference	0.00%	8.42%	2.12%

Total Equity as Reported	$113,604,132	$123,656,737	$121,135,521
Total Equity as Adjusted	113,604,132	119,403,328	120,142,135
$ Difference	$-	$(4,253,409)	$(993,386)
% Difference	0.00%	-3.44%	-0.82%

Total Loss from Operations as Reported	$(5,141,957)	$(7,001,187)	$(8,302,650)
Total Loss from Operations as Adjusted	(5,141,957)	(7,001,187)	(8,302,650)
$ Difference	$-	$-	$-
% Difference	0.00%	0.00%	0.00%

Total Other Income (Expense) as Reported	$236,113	$3,815	$30,590
Total Other Income (Expense) as Adjusted	(1,590,557)	(3,137,890)	3,290,613
$ Difference	$(1,826,670)	$(3,141,705)	$3,260,023
% Difference	-773.64%	-82351.38%	10657.15%

Total Net Income (Loss) as Reported	$(3,128,386)	$(4,135,424)	$(5,000,138)
Total Net Income (Loss) as Adjusted	(4,955,056)	(7,277,129)	(1,740,115)
$ Difference	$(1,826,670)	$(3,141,705)	$3,260,023
% Difference	58.39%	75.97%	-65.20%

Total Cash Flows used in Operating Activities as Reported	$(4,382,549)	$(6,050,198)	$(7,086,859)
Total Cash Flows used in Operating Activities as Adjusted	(4,382,549)	(6,050,198)	(7,086,859)
$ Difference	$-	$-	$-
% Difference	0.00%	0.00%	0.00%

Mr. Karl Hiller
United States Securities and Exchange Commission
December 2, 2011

The effects of correcting these errors for the quarterly periods are shown in the following table:

	3/31/2009	6/30/2009	9/30/2009

Total Liabilities as Reported	$52,937,786	$52,288,454	$51,429,384
Total Liabilities as Adjusted	52,937,786	52,288,454	51,429,384
$ Difference	$-	$-	$-
% Difference	0.00%	0.00%	0.00%

Total Equity as Reported	$112,794,236	$111,785,740	$110,723,821
Total Equity as Adjusted	112,794,236	111,785,740	110,723,821
$ Difference	$-	$-	$-
% Difference	0.00%	0.00%	0.00%

Total Loss from Operations as Reported	$(1,572,226)	$(3,302,201)	$(5,125,135)
Total Loss from Operations as Adjusted	(1,837,981)	(3,302,201)	(5,125,135)
$ Difference	$(265,755)	$-	$-
% Difference	16.90%	0.00%	0.00%

Total Other Income (Expense) as Reported	$11,078	$17,695	$28,622
Total Other Income (Expense) as Adjusted	11,078	17,695	28,622
$ Difference	$-	$-	$-
% Difference	0.00%	0.00%	0.00%

Total Net Income (Loss) as Reported	$(980,055)	$(2,058,384)	$(3,194,874)
Total Net Income (Loss) as Adjusted	(980,055)	(2,058,384)	(3,194,874)
$ Difference	$-	$-	$-
% Difference	0.00%	0.00%	0.00%

Total Cash Flows used in Operating Activities as Reported	$(1,548,896)	$(2,980,743)	$(4,544,023)
Total Cash Flows used in Operating Activities as Adjusted	(1,548,896)	(2,980,743)	(4,544,023)
$ Difference	$-	$-	$-
% Difference	0.00%	0.00%	0.00%

Mr. Karl Hiller
United States Securities and Exchange Commission
December 2, 2011

	3/31/2010	6/30/2010	9/30/2010

Total Liabilities as Reported	$49,446,648	$48,530,744	$47,518,941
Total Liabilities as Adjusted	52,658,026	50,127,905	50,863,532
$ Difference	$3,211,378	$1,597,161	$3,344,591
% Difference	6.49%	3.29%	7.04%

Total Equity as Reported	$122,676,178	$121,490,101	$120,195,897
Total Equity as Adjusted	119,464,800	119,892,940	116,851,306
$ Difference	$(3,211,378)	$(1,597,161)	$(3,344,591)
% Difference	-2.62%	-1.31%	-2.78%

Total Loss from Operations as Reported	$(1,837,981)	$(3,969,983)	$(6,166,405)
Total Loss from Operations as Adjusted	(1,837,981)	(3,969,983)	(6,166,405)
$ Difference	$-	$-	$-
% Difference	0.00%	0.00%	0.00%

Total Other Income (Expense) as Reported	$5,740	$20,603	$35,550
Total Other Income (Expense) as Adjusted	1,047,771	2,676,851	944,368
$ Difference	$1,042,031	$2,656,248	$908,818
% Difference	18153.85%	12892.53%	2556.45%

Total Net Income (Loss) as Reported	$(1,026,677)	$(2,296,418)	$(3,680,234)
Total Net Income (Loss) as Adjusted	15,354	359,830	(2,771,416)
$ Difference	$1,042,031	$2,656,248	$908,818
% Difference	-101.50%	-115.67%	-24.69%

Total Cash Flows used in Operating Activities as Reported	$(1,841,719)	$(3,595,295)	$(5,595,407)
Total Cash Flows used in Operating Activities as Adjusted	(1,841,719)	(3,595,295)	(5,595,407)
$ Difference	$-	$-	$-
% Difference	0.00%	0.00%	0.00%

Mr. Karl Hiller
United States Securities and Exchange Commission
December 2, 2011

	3/31/2011	6/30/2011	9/30/2011

Total Liabilities as Reported	$45,702,437	$45,074,141	$46,936,330
Total Liabilities as Adjusted	45,702,437	45,074,141	46,936,330
$ Difference	$-	$-	$-
% Difference	0.00%	0.00%	0.00%

Total Equity as Reported	$121,419,101	$120,898,061	$117,900,796
Total Equity as Adjusted	121,419,101	120,898,061	117,900,796
$ Difference	$-	$-	$-
% Difference	0.00%	0.00%	0.00%

Total Loss from Operations as Reported	$(1,739,638)	$(3,376,897)	$(2,055,300)
Total Loss from Operations as Adjusted	(1,739,638)	(3,376,897)	(2,055,300)
$ Difference	$-	$-	$-
% Difference	0.00%	0.00%	0.00%

Total Other Income (Expense) as Reported	$(517,859)	$(507,928)	$(2,619,938)
Total Other Income (Expense) as Adjusted	475,527	485,458	(2,619,938)
$ Difference	$993,386	$993,386	$-
% Difference	-191.83%	-195.58%	0.00%

Total Net Income (Loss) as Reported	$(1,436,566)	$(2,471,222)	$(3,493,663)
Total Net Income (Loss) as Adjusted	(443,180)	(1,477,836)	(3,493,663)
$ Difference	$993,386	$993,386	$-
% Difference	-69.15%	-40.20%	0.00%

Total Cash Flows used in Operating Activities as Reported	$(1,562,567)	$(2,657,066)	$(3,995,217)
Total Cash Flows used in Operating Activities as Adjusted	(1,562,567)	(2,657,066)	(3,995,217)
$ Difference	$-	$-	$-
% Difference	0.00%	0.00%	0.00%

Mr. Karl Hiller
United States Securities and Exchange Commission
December 2, 2011

The Company believes that the correction of the accounting for the modifications of the “subject warrants” does not change its qualitative assessment of materiality conducted on the “offering warrants” in the response to Comment 5 in the Company’s letter, dated September 15, 2011, which is further supported by the following:

•
The modifications to the “subject warrants” were fully disclosed in the Company’s financial statements.  Therefore, the Company believes that the change in accounting treatment would not have altered the decisions of reasonable investors.

•
The misstatements were not intentional, but were rather the result of lack of specific guidance in accounting literature and to differing treatments of similar transactions by other public filers requiring the Company to use its best judgment.

•	The misstatements do not have any impact on contractual requirements, do not effect management compensation and did not involve the concealment of unlawful transactions.

Conclusion

Although the Company agrees that the original accounting treatment for the modifications of the “subject warrants” resulted in misstatements, the Company continues to believe that the misstatements are immaterial based on its qualitative analysis, and therefore, no restatement of the prior periods is necessary or required.  Effective September 30, 2011, the Company recorded the incremental fair value of the modifications as a deemed dividend and reclassified $4,996,955 from paid-in capital to accumulated deficit.  For future filing periods, the Company will include $4,996,955 of warrant modification expense as an operating expense in the cumulative information from the date of inception and will update its disclosures accordingly.

Further, the Company hereby submits, as Exhibit C to this letter, a form of disclosure regarding Footnote 20 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, assuming the Company had applied the accounting treatment described above to the “subject warrants” in such report.

Note 12 – Income Taxes, Page F-45

7.
We have read your response to prior comment 6 concerning your rationale in offsetting losses each period by recognizing tax benefits.  You state that future reversals of existing temporary differences are the primary source of taxable income you expect to generate in order to utilize your accumulating tax assets.  You also explain that if these do not arise you will sell assets in order to generate income to support your more-likely-than-not view of tax asset realization.  We believe that you need to revisit and update your analysis of negative and positive evidence underpinning your view about the need for a valuation allowance to reflect the changes in circumstances which occur each period.

Mr. Karl Hiller
United States Securities and Exchange Commission
December 2, 2011

Given that you have no source of revenues, no mineral reserves, and cumulative losses since inception; further details will be necessary to understand how you have complied with FASB ASC 740-10-30-21 and 23, in overcoming the preponderance of negative evidence apparent in your filing.  Accordingly, please submit the analysis underlying your accounting.  It should be clear how the weights you have assigned to each element are commensurate with the extent to which the element can be objectively verified.

If you continue to believe that you complied with GAAP in recognizing tax benefits each period, then please address each of the following disclosure excerpts pertaining to your unprofitable operations and unsettled circumstances, all of which appear to constitute negative evidence, and explain how you have overcome these circumstances in your analysis, i.e. identify the more compelling positive evidence compiled.

•	Page 4: “there is no assurance that we will develop profitable operations in the future”

•	Page 9: “After an entire year of innovative attempts and modifications, the grinding circuit did not liberate the precious metals sufficiently”

•
Page 17: “We lack an operating history and have losses which we expect to continue into the future.  As a result, we may have to suspend or cease exploration activities if we do not obtain additional financing, and our business will fail”

•
Page 17: “Prior to completion of our exploration stage, we anticipate that we will incur increased operating expenses without realizing any revenues.  We therefore expect to incur significant losses into the foreseeable future”

•
Page 19: “the report of our auditor accompanying our financial statements filed herewith includes a statement that these factors raise substantial doubt about our ability to continue as a going concern”

•	Page 20: “Since we have determined that we cannot move to production scale from our original design determined from our pilot-scale and have now turned to experimenting with autoclave technology”

•	Page 20: “At this time we do not know the actual cost of conducting a bankable feasibility study based on an autoclave process or implementing such a study”

Mr. Karl Hiller
United States Securities and Exchange Commission
December 2, 2011

•
Page 22: “In order for us to assert a valid right in the 160 acre Searchlight Claims which we acquired in June 2008, there must have been a discovery with respect to the Searchlight Claims prior to their transfer…if the BLM was to determine that a discovery was not made on any of the 10-acre portions of the association placer claims before any of such claims were conveyed to us [this could]…result in the loss of our rights in the surrounding 150 acres of the particular claim”

•	Page 25: “The expenditures to be made by us in the exploration of the mineral claim may not result in the discovery of mineral deposits”

If you have relied on tax planning strategy in determining that you would not recognize a valuation allowance then also include details sufficient to understand which assets you intend to sell in order to utilize the tax benefits, the periods in which these would be sold, the book and tax values assigned, and your underlying computations.  Please explain how selling these assets would be consistent with your operations as a going concern.

Submit a schedule showing your annual expectations for taxable income and utilization of tax benefits prior to their expiration, identify all significant underlying assumptions, and explain how you have established support for these assumptions.

Response:  In response to the Staff’s Comment 7, the Company continues to believe that the Company has complied with GAAP in recognizing tax benefits in each of the periods reported.  In support of this assertion, the Company considered the guidance in ASC 740-10-30-18, which identifies the four “sources of income” that a company may rely upon to support the validity of the deferred tax assets, and therefore not require a valuation allowance.

The Company notes that Comment 7 requests that the Company provide an analysis of how the Company overcame the “negative evidence” contained in its annual report in the operational section on pages 4 and 9, and further discussed in the risk factors section on pages 17, 19, 20, 22 and 25.  Each of the items noted in the comment, address questions related to the Company’s past, present and future profitability, which is a source of income defined in the standard under paragraph (b) which can be used to support a deferred tax asset.  The Company does not disagree with the Staff’s comments that risks and uncertainty exist regarding the Company’s future profitability and, therefore, future profitability cannot be used to support the deferred tax assets, and hence the Company has not relied on this “source of income” to arrive at its conclusion that no valuation allowance is required on our deferred tax assets.

However, the Company has relied on ASC 740-10-30-18, paragraph (a), which states that the “future reversals of existing taxable temporary differences” are a source of income.  The Company has concluded that its deferred tax liabilities are amortizable, and that this amortization will begin (in the form of depletion) with the processing of the mineralized material once production has commenced, and therefore, will reverse in sufficient similar time periods as the deferred tax assets.  In terms of weighting, processing of mineralized material is the overriding source of reversal.  As such, the deferred tax liabilities provide a “source of income” sufficient to support the Company’s deferred tax assets and its conclusion that no valuation allowance is necessary.

Mr. Karl Hiller
United States Securities and Exchange Commission
December 2, 2011

In prior communications to the Staff, the Company indicated that an additional source of income could be obtained by selling assets.  However, the Company notes that this is not its primary strategy of obtaining sufficient sources of income to support the deferred tax assets.  The Company notes that because ASC 740-10-30-18 indicates that if one source of income is sufficient to support the deferred tax assets, then other sources of income need not be considered.  Therefore, the Company is relying solely on the reversal of the deferred tax liabilities to support the deferred tax assets.

The Company hereby submits, as Exhibit D to this letter, a deferred tax analysis of the acquisition of the mineral properties from the date of acquisition (2005) until December 31, 2010.

In connection with the Company’s response to the Staff’s comment letter, the Company acknowledges that:

1.           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses fully address your inquiries.  Please contact us if you have any further questions at the address and phone number in our letterhead.

Very truly yours,

/s/ Jeffrey P. Berg

Jeffrey P. Berg
of BAKER & HOSTETLER LLP

JPB/jmb
ENCLOSURES

EXHIBIT A

SGS LAKEFIELD RESEARCH CHILE S.A.
Puerto Madero 9600
Parque Industrial Puerto Santiago Pudahuel
Santiago, Chile

CONSENT OF INDEPENDENT LABORATORY

We hereby consent to the publication of Searchlight Minerals Corp. press release that is attached hereto and to the filing of same as an exhibit to Form 8-K to be filed with the United States Securities and Exchange Commission.

SGS LAKEFIELD RESEARCH CHILE S.A.

By: R. Barrera L.

Reinaldo Barrera L., Eng.
General Manager

Dated: August 31st, 2011.

EXHIBIT B
BROWN ARMSTRONG
ACCOUNTANCY CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Searchlight Minerals Corp.

We have audited the accompanying consolidated balance sheets of Searchlight Minerals Corp. (An Exploration Stage Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, including inception cumulative data prospectively from January 14, 2000, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010. Searchlight Mineral Corp.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.  We did not audit the financial statements from which the inception cumulative data prospectively from January 14, 2000 through January 1, 2006, which is included for comparative analysis.  These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Searchlight Minerals Corp. (An Exploration Stage Company), is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Searchlight Minerals Corp. (An Exploration Stage Company) as of December 31, 2010 and 2009, and the results of its operations, stockholders’ equity, including inception cumulative data, and its cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming Searchlight Minerals Corp. will continue as a going concern.  As described in Note 1 to the financial statements, Searchlight Minerals Corp.’s operating losses raise substantial doubt about its ability to continue as a going concern, unless Searchlight Minerals Corp. attains future profitable operations and/or obtains additional financing.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Searchlight Mineral Corp.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 4, 2011, expressed an unqualified opinion.

BROWN ARMSTRONG
ACCOUNTANCY CORPORATION

March 4, 2011
Bakersfield, California

EXHIBIT C
SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE ENTERPRISE)
EFFECT OF IMMATERIAL ERRORS FOR
NOTE DISCLOSURE
(UNAUDITED)

20.	CORRECTION OF IMMATERIAL ERRORS

During the third quarter of 2011, the Company identified errors related to the accounting treatment of private placement warrants containing non-customary anti-dilutive provisions and for modifications of the term and exercise price of certain private placement warrants. The Company assessed the materiality of these errors in accordance with Staff Accounting Bulletin No. 108 and determined that the errors were qualitatively immaterial to previously reported amounts contained in its periodic reports. The Company intends to correct the errors through subsequent periodic filings.

The effects of recording these immaterial errors to the consolidated balance sheets for each of the reporting periods from December 31, 2008 through September 30, 2011 are provided in the tables below. The effects of recording these immaterial errors to the consolidated statements of operations for the three month periods ended March 31, 2009, 2010 and 2011, for the three and six month periods ended June 30, 2009, 2010 and 2011, for the three and nine month periods ended September 30, 2009, 2010 and 2011 for the years ended December 31, 2008, 2009 and 2010 and for the periods of inception through December 31, 2008, 2009, 2010 and September 30, 2011 are presented in the tables below. None of the adjustments had an impact on cash flows for any of the periods presented.

Summarized Consolidated Balance Sheet - December 31, 2008	As Previously Reported	Adjustment	Notes	As Revised

Additional paid-in capital	$126,854,760	$1,826,670	(a)	128,681,430
Accumulated deficit during exploration stage	(13,356,482)	(1,826,670)	(a)	(15,183,152)
Total stockholders’ equity	113,604,132	-		113,604,132

Summarized Statement of Operations - For the Year Ended December 31, 2008	As Previously Reported	Adjustment	Notes	As Revised

Warrant modification expense	$-	$1,826,670	(a)	$1,826,670
Loss from operations	(5,141,957)	(1,826,670)	(a)	(6,968,627)
Net loss	(3,128,386)	(1,826,670)	(a)	(4,955,056)
Net loss per common share – basic and diluted	$(0.03)	$(0.02)		$(0.05)

Summarized Statement of Operations - For the period from January 14, 2000 (Date of Inception) through December 31, 2008	As Previously Reported	Adjustment	Notes	As Revised

Warrant modification expense	$-	$1,826,670	(a)	$1,826,670
Loss from operations	(14,250,547)	(1,826,670)	(a)	(16,077,217)
Net loss	(13,356,482)	(1,826,670)	(a)	(15,183,152)

Summarized Consolidated Balance Sheet – March 31, 2009	As Previously Reported	Adjustment	Notes	As Revised

Additional paid-in capital	$127,024,412	$1,826,670	(a)	$128,851,082
Accumulated deficit during exploration stage	(14,336,537)	(1,826,670)	(a)	(16,163,207)
Total stockholders’ equity	112,794,236	-		112,794,236

DRAFT UPDATE FOR EXPENSE TREATMENT

(6)

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE ENTERPRISE)
EFFECT OF IMMATERIAL ERRORS FOR
NOTE DISCLOSURE
(UNAUDITED)

20.	CORRECTION OF IMMATERIAL ERRORS (continued)

Summarized Consolidated Balance Sheet - June 30, 2009	As Previously Reported	Adjustment	Notes	As Revised

Additional paid-in capital	$127,094,138	$1,826,670	(a)	$128,920,808
Accumulated deficit during exploration stage	(15,414,866)	(1,826,670)	(a)	(17,241,536)
Total stockholders’ equity	111,785,740	-		111,785,740

Summarized Consolidated Balance Sheet - September 30, 2009	As Previously Reported	Adjustment	Notes	As Revised

Additional paid-in capital	$127,168,599	$1,826,670	(a)	$128,995,269
Accumulated deficit during exploration stage	(16,551,356)	(1,826,670)	(a)	(18,378,026)
Total stockholders’ equity	110,723,821	-		110,723,821

Summarized Consolidated Balance Sheet - December 31, 2009	As Previously Reported	Adjustment	Notes	As Revised

Derivative warrant liability	$-	$4,253,409	(c)(d)	$4,253,409
Total liabilities	50,501,368	4,253,409		54,754,777
Additional paid-in capital	141,029,875	714,966	(a)(b)(c)	141,744,841
Accumulated deficit during exploration stage	(17,491,906)	(4,968,375)	(a)(b)(d)	(22,460,281)
Total stockholders’ equity	123,656,737	(4,253,409)		119,403,328

Summarized Statement of Operations - For the Year Ended December 31, 2009	As Previously Reported	Adjustment	Notes	As Revised

Warrant modification expense	$-	$3,170,285		$3,170,285
Loss from operations	(7,001,187)	(3,170,285)	(b)	(10,171,472)
Change in fair value of derivative warrant liability	-	28,580	(d)	28,580
Total other income (expense)	3,815	28,580	(d)	32,395
Net income (loss)	(4,135,424)	(3,141,705)	(b)(d)	(7,277,129)
Net income (loss) per common share – basic and diluted	$(0.04)	$(0.03)		$(0.07)

Summarized Statement of Operations - For the period from January 14, 2000 (Date of Inception) through December 31, 2009	As Previously Reported	Adjustment	Notes	As Revised

Warrant modification expense	$-	$4,996,955	(a)(b)	$4,996,955
Loss from operations	(21,251,734)	(4,996,955)	(a)(b)	(26,248,689)
Change in fair value of derivative warrant liability	-	28,580	(d)	28,580
Total other income (expense)	661,113	28,580	(d)	689,693
Net income (loss)	(17,491,906)	(4,968,375)	(a)(b)(d)	(22,460,281)

DRAFT UPDATE FOR EXPENSE TREATMENT

(7)

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE ENTERPRISE)
EFFECT OF IMMATERIAL ERRORS FOR
NOTE DISCLOSURE
(UNAUDITED)

20.	CORRECTION OF IMMATERIAL ERRORS (continued)

Summarized Consolidated Balance Sheet - March 31, 2010	As Previously Reported	Adjustment	Notes	As Revised

Derivative warrant liability	$-	$3,211,378	(c)(d)(e)	$3,211,378
Total liabilities	49,446,648	3,211,378		52,658,026
Additional paid-in capital	141,075,978	714,966	(a)(b)(c)	141,790,944
Accumulated deficit during exploration stage	(18,518,583)	(3,926,344)	(a)(b)(d)(e)	(22,444,927)
Total stockholders’ equity	122,676,178	(3,211,378)		119,464,800

Summarized Statement of Operations - For the three months ended March 31, 2010	As Previously Reported	Adjustment	Notes	As Revised

Change in fair value of derivative warrant liability	$-	$1,042,031	(e)	$1,042,031
Total other income (expense)	5,740	1,042,031	(e)	1,047,771
Net income (loss)	(1,026,677)	1,042,031	(e)	15,354
Net income (loss) per common share – basic and diluted	$(0.01)	$0.01		$-

Summarized Consolidated Balance Sheet - June 30, 2010	As Previously Reported	Adjustment	Notes	As Revised

Derivative warrant liability	$-	$1,597,161	(c) through (f)	$1,597,161
Total liabilities	48,530,744	1,597,161		50,127,905
Additional paid-in capital	141,159,616	714,966	(a)(b)(c)	141,874,582
Accumulated deficit during exploration stage	(19,788,324)	(2,312,127)	(a)(b) and (d) through (f)	(22,100,451)
Total stockholders’ equity	121,490,101	(1,597,161)		119,892,940

Summarized Statement of Operations - For the three months ended June 30, 2010	As Previously Reported	Adjustment	Notes	As Revised

Change in fair value of derivative warrant liability	$-	$1,614,217	(f)	$1,614,217
Total other income (expense)	14,865	1,614,217	(f)	1,629,082
Net income (loss)	(1,269,242)	1,614,217	(f)	344,975
Net income (loss) per common share – basic and diluted	$(0.01)	$0.01		$-

Summarized Statement of Operations - For the six months ended June 30, 2010	As Previously Reported	Adjustment	Notes	As Revised

Change in fair value of derivative warrant liability	$-	$2,656,248	(e)(f)	$2,656,248
Total other income (expense)	20,603	2,656,248	(e)(f)	2,676,851
Net income (loss)	(2,296,418)	2,656,248	(e)(f)	359,830
Net income (loss) per common share – basic and diluted	$(0.02)	$0.02		$-

DRAFT UPDATE FOR EXPENSE TREATMENT

(8)

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE ENTERPRISE)
EFFECT OF IMMATERIAL ERRORS FOR
NOTE DISCLOSURE
(UNAUDITED)

20.	CORRECTION OF IMMATERIAL ERRORS (continued)

Summarized Consolidated Balance Sheet - September 30, 2010	As Previously Reported	Adjustment	Notes	As Revised

Derivative warrant liability	$-	$3,344,591	(c) through (g)	$3,344,591
Total liabilities	47,518,941	3,344,591		50,863,532
Additional paid-in capital	141,249,219	714,966	(a)(b)(c)	141,964,185
Accumulated deficit during exploration stage	(21,172,140)	(4,059,557)	(a)(b) and (d) through (g)	(25,231,697)
Total stockholders’ equity	120,195,897	(3,344,591)		116,851,306

Summarized Statement of Operations - For the three months ended September 30, 2010	As Previously Reported	Adjustment	Notes	As Revised

Change in fair value of derivative warrant liability	$-	$(1,747,430)	(g)	$(1,747,430)
Total other income (expense)	14,945	(1,747,430)	(g)	(1,732,485)
Net loss	(1,383,316)	(1,747,430)	(g)	(3,130,746)
Net loss per common share – basic and diluted	$(0.01)	$(0.01)		$(0.03)

Summarized Statement of Operations - For the nine months ended September 30, 2010	As Previously Reported	Adjustment	Notes	As Revised

Change in fair value of derivative warrant liability	$-	$908,818	(e)(f)(g)	$908,818
Total other income (expense)	35,550	908,818	(e)(f)(g)	944,368
Net income (loss)	(3,680,234)	908,818	(e)(f)(g)	(2,771,416)
Net income (loss) per common share – basic and diluted	$(0.03)	$0.01		$(0.02)

Summarized Consolidated Balance Sheet - December 31, 2010	As Previously Reported	Adjustment	Notes	As Revised

Derivative warrant liability	$-	$993,386	(c) through (i)	$993,386
Total liabilities	46,781,075	993,386		47,774,461
Additional paid-in capital	143,504,547	714,966	(a)(b)(c)	144,219,513
Accumulated deficit during exploration stage	(22,492,044)	(1,708,352)	(a)(b) and (d) through (i)	(24,200,396)
Total stockholders’ equity	121,135,521	(993,386)		120,142,135

Summarized Statement of Operations - For the Year Ended December 31, 2010	As Previously Reported	Adjustment	Notes	As Revised

Change in fair value of derivative warrant liability	$-	$3,260,023	(e) through (i)	$3,260,023
Total other income (expense)	30,590	3,260,023	(e) through (i)	3,290,613
Net income (loss)	(5,000,138)	3,260,023	(e) through (i)	(1,740,115)
Net income (loss) per common share – basic and diluted	$(0.04)	$0.03		$(0.01)

DRAFT UPDATE FOR EXPENSE TREATMENT

(9)

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE ENTERPRISE)
EFFECT OF IMMATERIAL ERRORS FOR
NOTE DISCLOSURE
(UNAUDITED)

20.	CORRECTION OF IMMATERIAL ERRORS (continued)

Summarized Statement of Operations - For the period from January 14, 2000 (Date of Inception) through December 31, 2010	As Previously Reported	Adjustment	Notes	As Revised

Warrant modification expense	$-	$4,996,955	(a)(b)	$4,996,955
Loss from operations	(29,554,384)	(4,996,955)	(a)(b)	(34,551,339)
Change in fair value of derivative warrant liability	-	$3,288,603	(d) through (i)	$3,288,603
Total other income (expense)	691,703	3,288,603	(d) through (i)	3,980,306
Net income (loss)	(22,492,044)	(1,708,352)	(a)(b) (d) through (i)	(24,200,396)

Summarized Consolidated Balance Sheet - March 31, 2011	As Previously Reported	Adjustment	Notes	As Revised

Derivative warrant liability	$-	$-		$-
Total liabilities	45,702,437	-		45,702,437
Additional paid-in capital	145,221,693	714,966	(a)(b)(c)	145,936,659
Accumulated deficit during exploration stage	(23,928,610)	(714,966)	(a)(b) and (d) through (k)	(24,643,576)
Total stockholders’ equity	121,419,101	-		121,419,101

Summarized Statement of Operations - For the three months ended March 31, 2011	As Previously Reported	Adjustment	Notes	As Revised

Change in fair value of derivative warrant liability	$-	$993,386	(j)(k)	$993,386
Total other income (expense)	(517,859)	993,386	(j)(k)	475,527
Net income (loss)	(1,436,566)	993,386	(j)(k)	(443,180)
Net income (loss) per common share – basic and diluted	$(0.01)	$0.01		$-

Summarized Consolidated Balance Sheet - June 30, 2011	As Previously Reported	Adjustment	Notes	As Revised

Derivative warrant liability	$-	$-		$-
Total liabilities	45,074,141	-		45,074,141
Additional paid-in capital	145,734,309	714,966	(a)(b)(c)	146,449,275
Accumulated deficit during exploration stage	(24,963,266)	(714,966)	(a)(b) and (d) through (k)	(25,678,232)
Total stockholders’ equity	120,898,061	-		120,898,061

DRAFT UPDATE FOR EXPENSE TREATMENT

(10)

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE ENTERPRISE)
EFFECT OF IMMATERIAL ERRORS FOR
NOTE DISCLOSURE
(UNAUDITED)

20.	CORRECTION OF IMMATERIAL ERRORS (continued)

Summarized Statement of Operations - For the three months ended June 30, 2011	As Previously Reported	Adjustment	Notes	As Revised

Change in fair value of derivative warrant liability	$-	$-		$-
Total other income (expense)	9,815	-		9,815
Net loss	(1,034,798)	-		(1,034,798)
Net loss per common share – basic and diluted	$(0.01)	$-		$(0.01)

Summarized Statement of Operations - For the six months ended June 30, 2011	As Previously Reported	Adjustment	Notes	As Revised

Change in fair value of derivative warrant liability	$-	$993,386	(j)(k)	$993,386
Total other income (expense)	(507,928)	993,386	(j)(k)	485,458
Net income (loss)	(2,471,222)	993,386	(j)(k)	(1,477,836)
Net income (loss) per common share – basic and diluted	$(0.02)	$0.01		$(0.01)

Summarized Consolidated Balance Sheet - September 30, 2011	As Previously Reported	Adjustment	Notes	As Revised

Derivative warrant liability	$3,122,678	$-		$3,122,678
Total liabilities	46,936,330	-		46,936,330
Additional paid-in capital	146,944,799	-		146,944,799
Accumulated deficit during exploration stage	(29,172,021)			(29,172,021)
Total stockholders’ equity	117,900,796	-		117,900,796

Summarized Statement of Operations - For the three months ended September 30, 2011	As Previously Reported	Adjustment	Notes	As Revised

Change in fair value of derivative warrant liability	$(3,122,678)	$-		$(3,122,678)
Total other income (expense)	(2,619,938)	-		(2,619,938)
Net loss	(3,493,663)	-		(3,493,663)
Net loss per common share – basic and diluted	$(0.03)	$-		$(0.03)

Summarized Statement of Operations - For the nine months ended September 30, 2011	As Previously Reported	Adjustment	Notes	As Revised

Change in fair value of derivative warrant liability	$(5,432,322)	$-		$(5,432,322)
Total other income (expense)	(3,127,867)	-		(3,127,867)
Net income (loss)	(5,965,011)	-		(5,965,011)
Net income (loss) per common share – basic and diluted	$(0.05)	$-		$(0.05)

DRAFT UPDATE FOR EXPENSE TREATMENT

(11)

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE ENTERPRISE)
EFFECT OF IMMATERIAL ERRORS FOR
NOTE DISCLOSURE
(UNAUDITED)

20.	CORRECTION OF IMMATERIAL ERRORS (continued)

Summarized Statement of Operations - For the period from January 14, 2000 (Date of Inception) through September 30, 2011	As Previously Reported	Adjustment	Notes	As Revised

Warrant modification expense	$-	$4,996,955	(l)	$4,996,955
Loss from operations	(34,986,706)	(4,996,955)	(l)	(39,983,661)
Change in fair value of derivative warrant liability	1,159,311	-		1,159,311
Total other income (expense)	1,845,825	-		1,845,825
Net income (loss)	(24,175,066)	(4,996,955)	(l)	(29,172,021)

The following is a summary of the differences between the consolidated financial statements as previously reported and the consolidated financial statements as revised for the errors detected:

(a)
Additional paid-in capital and warrant modification expense were increased by $1,826,670 as a result of the first amendment to the February 23, 2007 and March 22, 2007 private placement warrants, which included extending the term to March 1, 2010 and reducing the exercise price to $2.40 per share.

(b)
Additional paid-in capital and warrant modification expense were increased by $3,170,285 as a result of the second amendment to the February 23, 2007 and March 22, 2007 private placement warrants and the first amendment to the December 26, 2007 and February 7, 2008 private placement warrants, which included extending the term to November 12, 2012 and reducing the exercise price to $1.85 per share.

(c)
Additional paid-in capital was decreased and the derivative warrant liability was increased by $4,281,989 as a result of recognizing the fair value of the warrants issued with the November 12, 2009 private placement as a derivative warrant liability due to the warrants containing non-customary anti-dilution provisions.

(d)
The derivative warrant liability was reduced by $28,580 and a gain on the change in fair value of derivative warrant liability was recognized in the same amount as a result of the fair market value adjustment as of December 31, 2009.

(e)
The derivative warrant liability was reduced by $1,042,031 and a gain on the change in fair value of derivative warrant liability was recognized in the same amount as a result of the fair market value adjustment as of March 31, 2010.

DRAFT UPDATE FOR EXPENSE TREATMENT

(12)

SEARCHLIGHT MINERALS CORP.
(AN EXPLORATION STAGE ENTERPRISE)
EFFECT OF IMMATERIAL ERRORS FOR
NOTE DISCLOSURE
(UNAUDITED)

20.	CORRECTION OF IMMATERIAL ERRORS (continued)

(f)
The derivative warrant liability was reduced by $1,614,217 and a gain on the change in fair value of derivative warrant liability was recognized in the same amount as a result of the fair market value adjustment as of June 30, 2010.

(g)
The derivative warrant liability was increased by $1,747,430 and a loss on the change in fair value of derivative warrant liability was recognized in the same amount as a result of the fair market value adjustment as of September 30, 2010.

(h)
The derivative warrant liability was increased by $1,186 and a loss on the change in fair value of derivative warrant liability was recognized in the same amount as a result of the first adjustment to the November 12, 2009 private placement warrants for the first closing of the Seaside equity funding transaction completed on December 23, 2010.

(i)
The derivative warrant liability was decreased by $2,352,391 and a gain on the change in fair value of the derivative warrant liability was recognized in the same amount as a result of the fair market value adjustment as of December 31, 2010.

(j)
The derivative warrant liability was increased by $3,006 and a loss on the change in fair value of derivative warrant liability was recognized in the same amount as a result of the second adjustment to the November 12, 2009 private placement warrants for the second closing of the Seaside equity funding transaction completed on January 18, 2011.

(k)
The derivative warrant liability was reduced by $996,392 and a gain on the change in fair value of the derivative warrant liability was recognized in the same amount as a result of the fair market value adjustment as of March 31, 2011.

(l)	Warrant modification expense of $4,996,955 was reclassified to warrant modification expense from its treatment as a deemed dividend.

The derivative warrant liability was not changed by the third, fourth or fifth closings of the Seaside equity funding transactions completed on February 15, 2011, March 15, 2011 and April 15, 2011, respectively, as the fair value of the warrants was determined to be zero at each of those dates. Additionally, the fair market value of the derivative warrant liability was determined to be zero as of June 30, 2011.

DRAFT UPDATE FOR EXPENSE TREATMENT

(13)

EXHIBIT D

Searchlight Minerals Corp.
Estimated DTL impact from various transactions
Period 2005 - 2010
12/31/2010

	Acquisition Date /------ 6/1/ 2005 ------\						
Deferred Item	**A Basis Book**	**B Basis Tax**	**B-A Diff**	**Adj to Basis Book**	**Adjusted Basis Book**	**Basis Tax**	**Diff**
Nano Warrants, 06/01/05	1,310,204	-	(1,310,204)	608,277	1,918,481	-	(1,918,481)
Claims 05							
Claims 06							
Feb 15, 2007 Transaction Assets							
June 29, 2007 Transaction Assets							
June 25, 2008 Transaction Assets							
NOLs 05 - acquired	-	180,547	180,547	-	-	180,547	180,547
NOLs 7/8/05 - 12/31/05							
NOLs 1/1/06 - 7/26/06							
NOLs 7/27/06 -12/31/06							
NOLs 1/1/07 - 2/15/07							
NOLs 2/16/07 - 6/28/07							
NOLs 6/29/07 -12/31/07							
NOLs 01/01/08 - 03/31/08							
NOL 4/1/08 - 6/30/08							
NOL 7/1/08 - 9/30/08							
NOL 10/1/08 - 12/31/08							
NOL 1/1/09 - 3/31/09							
Change in PY NOL							
Book / Tax Depreciation 3/31/09							
NOL 4/1/09 - 6/30/09							
Book/Tax Depreciation 6/30/09							
Valuation Allowance							
Book / Tax Depreciation 9/30/09							
NOL 7/1/09 - 9/30/09							
Book/Tax Depreciation 12/31/09							
NOL 10/1/09 - 12/31/09							
Change in final PY Tax NOL							
Book/Tax Depreciation 03/31/10							
NOL 12/31/10-3/31/10							
Book/Tax Depreciation 06/30/10							
NOL 3/31/10 - 6/30/10							
Book/Tax Depreciation 09/30/10							
NOL 6/30/10 - 9/30/10							
Book/Tax Depreciation 12/31/10							
NOL 9/30/10 - 12/31/10							
Loss on disposition							
Rounding adjustment							
Total	1,310,204	180,547	(1,129,657)	608,277	1,918,481	180,547	(1,737,934)
Tax Rate (without gross up)			35.0%				35.0%
Tax Rate (with gross up)			53.8%				N/A
Grossed Up DTL			(608,277)				(608,277)
						Proof	-
Tax Provision <Benefit>							

Adjusting Journal Entry - Solely Related to Income Taxes	DR<CR>
JV Option	608,277
Claims 05	
Claims 06	
Feb 15, 2007 Transaction Assets	
June 29, 2007 Transaction Assets	
June 25, 2008 Transaction Assets	
Deferred Taxes Long Term	(608,277)
Tax Provision Expense <Benefit>	

NOTES:

Note 1 - The tax rate is a blended federal of 35% with state of 3%. The 3% state rate is based on the expected apportioned state rate of Arizona, which is then fe state rate of 3%. We calculated the impact of the 3% applied to the federal NOLs and determined it to be minor. Pass adjusting the analysis for this issue.

Note 2 - At June 2007, the company has signficant DTLs, therefore, for the June transaction, there are no valuation allowance considerations, and therefore, the '

Note 3 - At Dec 2007, the NOL carryover includes both federal and state NOLs. This approach assumes that the fedeal NOL and the state NOL incurred in the cu minor.

Note 4 - Purchase price of Clarkdale Slag Project updated for accounting treatment of VRIC payable

Searchlight Minerals Corp.
Estimated DTL impact from various transactions
Period 2005 - 2010
12/31/2010

Deferred Item	A Basis Book	B Basis Tax	B-A Diff
	/---------- 6/1/2006 - 7/7/06 ----------\		
Nano Warrants, 06/01/05	1,918,481	-	(1,918,481)
Claims 05	-	-	-
Claims 06			
Feb 15, 2007 Transaction Assets			
June 29, 2007 Transaction Assets			
June 25, 2008 Transaction Assets			
NOLs 05 - acquired	-	180,547	180,547
NOLs 7/8/05 - 12/31/05		-	-
NOLs 1/1/06 - 7/26/06			
NOLs 7/27/06 -12/31/06			
NOLs 1/1/07 - 2/15/07			
NOLs 2/16/07 - 6/28/07			
NOLs 6/29/07 -12/31/07			
NOLs 01/01/08 - 03/31/08			
NOL 4/1/08 - 6/30/08			
NOL 7/1/08 - 9/30/08			
NOL 10/1/08 - 12/31/08			
NOL 1/1/09 - 3/31/09			
Change in PY NOL			
Book / Tax Depreciation 3/31/09			
NOL 4/1/09 - 6/30/09			
Book/Tax Depreciation 6/30/09			
Valuation Allowance			-
Book / Tax Depreciation 9/30/09			
NOL 7/1/09 - 9/30/09			
Book/Tax Depreciation 12/31/09			
NOL 10/1/09 - 12/31/09			
Change in final PY Tax NOL			
Book/Tax Depreciation 03/31/10			
NOL 12/31/10-3/31/10			
Book/Tax Depreciation 06/30/10			
NOL 3/31/10 - 6/30/10			
Book/Tax Depreciation 09/30/10			
NOL 6/30/10 - 9/30/10			
Book/Tax Depreciation 12/31/10			
NOL 9/30/10 - 12/31/10			
Loss on disposition			
Rounding adjustment			
Total	1,918,481	180,547	(1,737,934)
Tax Rate (without gross up)			35.0%
Tax Rate (with gross up)			N/A
Grossed Up DTL			(608,277)
Tax Provision <Benefit>		Gross	-
	P&L	Tax Effecte	-
		Proof	-

Adjusting Journal Entry - Solely Related to Income Taxes	DR<CR>
JV Option	
Claims 05	
Claims 06	
Feb 15, 2007 Transaction Assets	
June 29, 2007 Transaction Assets	
June 25, 2008 Transaction Assets	
Deferred Taxes Long Term	-
Tax Provision Expense <Benefit>	-

NOTES:

Note 1 - The tax rate is a blended federal of 35% with state of 3%. Thederally effected to 3%. We noted that some of the deferreds are s state rate of 3%. We calculated the impact of the 3% applied to the fed

Note 2 - At June 2007, the company has signficant DTLs, therefore, forgross up' calc is based solely upon the assets acquired, and not in

Note 3 - At Dec 2007, the NOL carryover includes both federal and statirrent year are equal; however, they would be different due to appc minor.

Note 4 - Purchase price of Clarkdale Slag Project updated for accounti

Searchlight Minerals Corp.
Estimated DTL impact from various transactions
Period 2005 - 2010
12/31/2010

Deferred Item	A Basis Book	B Basis Tax	B-A Diff	Adj to Basis Book	Adjusted Basis Book	Basis Tax	Diff
	Acquisition Date /------ 7/7/ 2005 ------\						
Nano Warrants, 06/01/05	1,918,481	-	(1,918,481)	-	1,918,481	-	(1,918,481)
Claims 05	577,134	127,134	(450,000)	242,308	819,442	127,134	(692,308)
Claims 06							
Feb 15, 2007 Transaction Assets							
June 29, 2007 Transaction Assets							
June 25, 2008 Transaction Assets							
NOLs 05 - acquired	-	180,547	180,547	-	-	180,547	180,547
NOLs 7/8/05 - 12/31/05						Pass 37 days	
NOLs 1/1/06 - 7/26/06							
NOLs 7/27/06 -12/31/06							
NOLs 1/1/07 - 2/15/07							
NOLs 2/16/07 - 6/28/07							
NOLs 6/29/07 -12/31/07							
NOLs 01/01/08 - 03/31/08							
NOL 4/1/08 - 6/30/08							
NOL 7/1/08 - 9/30/08							
NOL 10/1/08 - 12/31/08							
NOL 1/1/09 - 3/31/09							
Change in PY NOL							
Book / Tax Depreciation 3/31/09							
NOL 4/1/09 - 6/30/09							
Book/Tax Depreciation 6/30/09							
Valuation Allowance							
Book / Tax Depreciation 9/30/09							
NOL 7/1/09 - 9/30/09							
Book/Tax Depreciation 12/31/09							
NOL 10/1/09 - 12/31/09							
Change in final PY Tax NOL							
Book/Tax Depreciation 03/31/10							
NOL 12/31/10-3/31/10							
Book/Tax Depreciation 06/30/10							
NOL 3/31/10 - 6/30/10							
Book/Tax Depreciation 09/30/10							
NOL 6/30/10 - 9/30/10							
Book/Tax Depreciation 12/31/10							
NOL 9/30/10 - 12/31/10							
Loss on disposition							
Rounding adjustment							
Total	2,495,615	307,681	(2,187,934)	242,308	2,737,923	307,681	(2,430,242)
Tax Rate (without gross up)			35.0%				35.0%
Tax Rate (with gross up)			53.8%				N/A
Grossed Up DTL			(242,308)	**Note 2**			(850,585)
					Change in DTL		(242,308)
						Proof	(0)
Tax Provision <Benefit>							

Adjusting Journal Entry - Solely Related to Income Taxes	DR<CR>
JV Option	
Claims 05	**242,308**
Claims 06	
Feb 15, 2007 Transaction Assets	
June 29, 2007 Transaction Assets	
June 25, 2008 Transaction Assets	
Deferred Taxes Long Term	**(242,308)**
Tax Provision Expense <Benefit>	

NOTES:

Note 1 - The tax rate is a blended federal of 35% with state of 3%. Thepecific to federal jurisidiction, such as fedeal NOLs, which should not be tax effected at the state rate of 3%. We calculated the impact of the 3% applied to the fed

Note 2 - At June 2007, the company has signficant DTLs, therefore, forimpacted by existing deferreds

Note 3 - At Dec 2007, the NOL carryover includes both federal and statrtionment of some of the federal loss to Nevada. We have calculated the difference and it is minor.

Note 4 - Purchase price of Clarkdale Slag Project updated for accounti

Searchlight Minerals Corp.
Estimated DTL Impact from various transactions
Period 2005 - 2010
12/31/2010

	/---------- 7/7/2005 - 12/31/05 ----------\			/---------- 1/1/06 - 7/26/06 ----------\		
	A	B	B-A	A	B	B-A
	Basis	Basis		Basis	Basis	
Deferred Item	Book	Tax	Diff	Book	Tax	Diff
Nano Warrants, 06/01/05	1,918,481	-	(1,918,481)	1,918,481	-	(1,918,481)
Claims 05	819,442	127,134	(692,308)	819,442	127,134	(692,308)
Claims 06					-	-
Feb 15, 2007 Transaction Assets						
June 29, 2007 Transaction Assets						
June 25, 2008 Transaction Assets						
NOLs 05 - acquired	-	180,547	180,547	-	180,547	180,547
NOLs 7/8/05 - 12/31/05		1,141,843	1,141,843		1,141,843	1,141,843
NOLs 1/1/06 - 7/26/06					1,523,538	1,523,538
NOLs 7/27/06 -12/31/06						
NOLs 1/1/07 - 2/15/07						
NOLs 2/16/07 - 6/28/07						
NOLs 6/29/07 -12/31/07						
NOLs 01/01/08 - 03/31/08						
NOL 4/1/08 - 6/30/08						
NOL 7/1/08 - 9/30/08						
NOL 10/1/08 - 12/31/08						
NOL 1/1/09 - 3/31/09						
Change in PY NOL						
Book / Tax Depreciation 3/31/09						
NOL 4/1/09 - 6/30/09						
Book/Tax Depreciation 6/30/09						
Valuation Allowance			-			(235,139)
Book / Tax Depreciation 9/30/09						
NOL 7/1/09 - 9/30/09						
Book/Tax Depreciation 12/31/09						
NOL 10/1/09 - 12/31/09						
Change in final PY Tax NOL						
Book/Tax Depreciation 03/31/10						
NOL 12/31/10-3/31/10						
Book/Tax Depreciation 06/30/10						
NOL 3/31/10 - 6/30/10						
Book/Tax Depreciation 09/30/10						
NOL 6/30/10 - 9/30/10						
Book/Tax Depreciation 12/31/10						
NOL 9/30/10 - 12/31/10						
Loss on disposition						
Rounding adjustment						
Total	2,737,923	1,449,524	(1,288,399)	2,737,923	2,973,062	0
Tax Rate (without gross up)			35.0%			35.0%
Tax Rate (with gross up)			N/A			N/A
Grossed Up DTL			(450,939)			0
Tax Provision <Benefit>		Gross	(1,141,843)		Gross	(1,288,399)
	P&L	Tax Effecte	(399,645)	P&L	Tax Effecte	(450,940)
		Proof	-		Proof	-

Adjusting Journal Entry - Solely Related to Income Taxes	DR<CR>	DR<CR>
JV Option		
Claims 05		
Claims 06		
Feb 15, 2007 Transaction Assets		
June 29, 2007 Transaction Assets		
June 25, 2008 Transaction Assets		
Deferred Taxes Long Term	**399,646**	**450,940**
Tax Provision Expense <Benefit>	**(399,646)**	**(450,940)**
	Record 1/1/2006	

NOTES:

Note 1 - The tax rate is a blended federal of 35% with state of 3%. The state rate of 3%. We calculated the impact of the 3% applied to the fed

Note 2 - At June 2007, the company has signficant DTLs, therefore, for

Note 3 - At Dec 2007, the NOL carryover includes both federal and stat minor.

Note 4 - Purchase price of Clarkdale Slag Project updated for accounti

Searchlight Minerals Corp.
Estimated DTL Impact from various transactions
Period 2005 - 2010
12/31/2010

Deferred Item	A Basis Book	B Basis Tax	B-A Diff	Adj to Basis Book	Adjusted Basis Book	Basis Tax	Diff
	7/27/ 2006						
Nano Warrants, 06/01/05	1,918,481	-	(1,918,481)		1,918,481	-	(1,918,481)
Claims 05	819,442	127,134	(692,308)		819,442	127,134	(692,308)
Claims 06	3,080,000	-	(3,080,000)	1,531,848	4,611,848	-	(4,611,848)
Feb 15, 2007 Transaction Assets							
June 29, 2007 Transaction Assets							
June 25, 2008 Transaction Assets							
NOLs 05 - acquired	-	180,547	180,547	-	-	180,547	180,547
NOLs 7/8/05 - 12/31/05		1,141,843	1,141,843	-	-	1,141,843	1,141,843
NOLs 1/1/06 - 7/26/06		1,523,538	1,523,538	-	-	1,523,538	1,523,538
NOLs 7/27/06 -12/31/06							
NOLs 1/1/07 - 2/15/07							
NOLs 2/16/07 - 6/28/07							
NOLs 6/29/07 -12/31/07							
NOLs 01/01/08 - 03/31/08							
NOL 4/1/08 - 6/30/08							
NOL 7/1/08 - 9/30/08							
NOL 10/1/08 - 12/31/08							
NOL 1/1/09 - 3/31/09							
Change in PY NOL							
Book / Tax Depreciation 3/31/09							
NOL 4/1/09 - 6/30/09							
Book/Tax Depreciation 6/30/09							
Valuation Allowance			-				-
Book / Tax Depreciation 9/30/09							
NOL 7/1/09 - 9/30/09							
Book/Tax Depreciation 12/31/09							
NOL 10/1/09 - 12/31/09							
Change in final PY Tax NOL							
Book/Tax Depreciation 03/31/10							
NOL 12/31/10-3/31/10							
Book/Tax Depreciation 06/30/10							
NOL 3/31/10 - 6/30/10							
Book/Tax Depreciation 09/30/10							
NOL 6/30/10 - 9/30/10							
Book/Tax Depreciation 12/31/10							
NOL 9/30/10 - 12/31/10							
Loss on disposition							
Rounding adjustment							
Total	5,817,923	2,973,082	(2,844,861)	1,531,848	7,349,771	2,973,082	(4,376,709)
Tax Rate (without gross up)			35.0%				35.0%
Tax Rate (with gross up)			53.8%				N/A
Grossed Up DTL			(1,531,848)				(1,531,848)
						Proof	-
Tax Provision <Benefit>							

Adjusting Journal Entry - Solely Related to Income Taxes	DR<CR>
JV Option	
Claims 05	
Claims 06	1,531,848
Feb 15, 2007 Transaction Assets	
June 29, 2007 Transaction Assets	
June 25, 2008 Transaction Assets	
Deferred Taxes Long Term	(1,531,848)
Tax Provision Expense <Benefit>	

NOTES:

Q1

Note 1 - The tax rate is a blended federal of 35% with state of 3%. The state rate of 3%. We calculated the impact of the 3% applied to the fed

Note 2 - At June 2007, the company has signficant DTLs, therefore, for

Note 3 - At Dec 2007, the NOL carryover includes both federal and stat minor.

Note 4 - Purchase price of Clarkdale Slag Project updated for accounti

Searchlight Minerals Corp.
Estimated DTL impact from various transactions
Period 2005 - 2010
12/31/2010

Deferred Item	A Basis Book	B Basis Tax	B-A Diff	B-A Diff
	/---------- 7/26/06 - 12/31/06 ----------\			
Nano Warrants, 06/01/05	1,918,481	-	(1,918,481)	(1,918,481)
Claims 05	819,442	127,134	(692,308)	(692,308)
Claims 06	4,611,848	-	(4,611,848)	(4,611,848)
Feb 15, 2007 Transaction Assets				
June 29, 2007 Transaction Assets				
June 25, 2008 Transaction Assets				
NOLs 05 - acquired	-	180,547	180,547	180,547
NOLs 7/8/05 - 12/31/05	-	1,141,843	1,141,843	1,141,843
NOLs 1/1/06 - 7/26/06		1,523,538	1,523,538	1,523,538
NOLs 7/27/06 -12/31/06		1,918,621	1,918,621	1,918,621
NOLs 1/1/07 - 2/15/07				178,262
NOLs 2/16/07 - 6/28/07				
NOLs 6/29/07 -12/31/07				
NOLs 01/01/08 - 03/31/08				
NOL 4/1/08 - 6/30/08				
NOL 7/1/08 - 9/30/08				
NOL 10/1/08 - 12/31/08				
NOL 1/1/09 - 3/31/09				
Change in PY NOL				
Book / Tax Depreciation 3/31/09				
NOL 4/1/09 - 6/30/09				
Book/Tax Depreciation 6/30/09				
Valuation Allowance			-	-
Book / Tax Depreciation 9/30/09				
NOL 7/1/09 - 9/30/09				
Book/Tax Depreciation 12/31/09				
NOL 10/1/09 - 12/31/09				
Change in final PY Tax NOL				
Book/Tax Depreciation 03/31/10				
NOL 12/31/10-3/31/10				
Book/Tax Depreciation 06/30/10				
NOL 3/31/10 - 6/30/10				
Book/Tax Depreciation 09/30/10				
NOL 6/30/10 - 9/30/10				
Book/Tax Depreciation 12/31/10				
NOL 9/30/10 - 12/31/10				
Loss on disposition				
Rounding adjustment				
Total	7,349,771	4,891,683	(2,458,088)	(2,279,826)
Tax Rate (without gross up)			35.0%	35.0%
Tax Rate (with gross up)			N/A	N/A
Grossed Up DTL			(860,331)	(797,939)
Tax Provision <Benefit>		Gross	(1,918,621)	(178,262)
	P&L	Tax Effecte	(671,517)	(62,392)
		Proof	-	-

Adjusting Journal Entry - Solely Related to Income Taxes	DR<CR>	DR<CR>
JV Option		
Claims 05		
Claims 06		
Feb 15, 2007 Transaction Assets		
June 29, 2007 Transaction Assets		
June 25, 2008 Transaction Assets		
Deferred Taxes Long Term	671,517	62,392
Tax Provision Expense <Benefit>	(671,517)	(62,392)
	Record 12/31/2006	Record 2/14/2007

NOTES:

Note 1 - The tax rate is a blended federal of 35% with state of 3%. The state rate of 3%. We calculated the impact of the 3% applied to the fed

Note 2 - At June 2007, the company has signficant DTLs, therefore, for

Note 3 - At Dec 2007, the NOL carryover includes both federal and stat minor.

Note 4 - Purchase price of Clarkdale Slag Project updated for accounti

Searchlight Minerals Corp.
Estimated DTL impact from various transactions
Period 2005 - 2010
12/31/2010

Deferred Item	Rate Change	A Basis Book	B Basis Tax	B-A Diff	Adj to Basis Book	Adjusted Basis Book	Basis Tax	Diff
		/--------------------------- 2/15/07 ---------------------------\						
Nano Warrants, 06/01/05		1,918,401	-	(1,918,401)		1,918,401	-	(1,918,401)
Claims 05		819,442	127,134	(692,308)		819,442	127,134	(692,308)
Claims 06		4,611,848	-	(4,611,848)		4,611,848	-	(4,611,848)
Feb 15, 2007 Transaction Assets		80,297,562	1,856,575	(78,440,987)	48,076,734	128,374,296	1,856,575	(126,517,721)
June 29, 2007 Transaction Assets								
June 25, 2008 Transaction Assets								
NOLs 05 - acquired		-	180,547	180,547	-	-	180,547	180,547
NOLs 7/8/05 - 12/31/05		-	1,141,843	1,141,843	-	-	1,141,843	1,141,843
NOLs 1/1/06 - 7/26/06		-	1,523,538	1,523,538	-	-	1,523,538	1,523,538
NOLs 7/27/06 -12/31/06		-	1,918,621	1,918,621	-	-	1,918,621	1,918,621
NOLs 1/1/07 - 2/15/07		-	178,282	178,282	-	-	178,282	178,282
NOLs 2/16/07 - 6/28/07								
NOLs 6/29/07 -12/31/07								
NOLs 01/01/08 - 03/31/08								
NOL 4/1/08 - 6/30/08								
NOL 7/1/08 - 9/30/08								
NOL 10/1/08 - 12/31/08								
NOL 1/1/09 - 3/31/09								
Change in PY NOL								
Book / Tax Depreciation 3/31/09								
NOL 4/1/09 - 6/30/09								
Book/Tax Depreciation 6/30/09								
Valuation Allowance				-				-
Book / Tax Depreciation 9/30/09								
NOL 7/1/09 - 9/30/09								
Book/Tax Depreciation 12/31/09								
NOL 10/1/09 - 12/31/09								
Change in final PY Tax NOL								
Book/Tax Depreciation 03/31/10								
NOL 12/31/10-3/31/10								
Book/Tax Depreciation 06/30/10								
NOL 3/31/10 - 6/30/10								
Book/Tax Depreciation 09/30/10								
NOL 6/30/10 - 9/30/10								
Book/Tax Depreciation 12/31/10								
NOL 9/30/10 - 12/31/10								
Loss on disposition								
Rounding adjustment								
Total		87,647,333	6,926,520	(80,720,813)	48,076,734	135,724,066	6,926,520	(128,797,546)
Tax Rate (without gross up)	3.0%	rate change		38.0%				38.0%
Tax Rate (with gross up)				61.3%				N/A
Grossed Up DTL	(68,395)			(48,076,734)	Note 2			(48,943,058)
						Change in DTL		(48,076,734)
							Proof	-
Tax Provision <Benefit>								

Adjusting Journal Entry - Solely Related to Income Taxes	DR<CR>	DR<CR>
JV Option		
Claims 05		
Claims 06		
Feb 15, 2007 Transaction Assets		48,076,734
June 29, 2007 Transaction Assets		
June 25, 2008 Transaction Assets		
Deferred Taxes Long Term	(68,395)	(48,076,734)
Tax Provision Expense <Benefit>	68,395	

NOTES:

Note 1 - The tax rate is a blended federal of 35% with state of 3%. The state rate of 3%. We calculated the impact of the 3% applied to the fed

Note 2 - At June 2007, the company has signficant DTLs, therefore, for

Note 3 - At Dec 2007, the NOL carryover includes both federal and stat minor.

Note 4 - Purchase price of Clarkdale Slag Project updated for accounti

Searchlight Minerals Corp.
Estimated DTL impact from various transactions
Period 2005 - 2010
12/31/2010

Deferred Item	A Basis Book	B Basis Tax	B-A Diff
	/---------- 2/16/07 - 6/28/07 ----------\		
Nano Warrants, 06/01/05	1,918,481	-	(1,918,481)
Claims 05	819,442	127,134	(692,308)
Claims 06	4,611,848	-	(4,611,848)
Feb 15, 2007 Transaction Assets	128,374,296	1,856,575	(126,517,721)
June 29, 2007 Transaction Assets			
June 25, 2008 Transaction Assets			
NOLs 05 - acquired	-	180,547	180,547
NOLs 7/8/05 - 12/31/05	-	1,141,843	1,141,843
NOLs 1/1/06 - 7/26/06	-	1,523,538	1,523,538
NOLs 7/27/06 -12/31/06	-	1,918,621	1,918,621
NOLs 1/1/07 - 2/15/07	-	178,262	178,262
NOLs 2/16/07 - 6/28/07		1,100,128	1,100,128
NOLs 6/29/07 -12/31/07			
NOLs 01/01/08 - 03/31/08			
NOL 4/1/08 - 6/30/08			
NOL 7/1/08 - 9/30/08			
NOL 10/1/08 - 12/31/08			
NOL 1/1/09 - 3/31/09			
Change in PY NOL			
Book / Tax Depreciation 3/31/09			
NOL 4/1/09 - 6/30/09			
Book/Tax Depreciation 6/30/09			
Valuation Allowance			
Book / Tax Depreciation 9/30/09			
NOL 7/1/09 - 9/30/09			
Book/Tax Depreciation 12/31/09			
NOL 10/1/09 - 12/31/09			
Change in final PY Tax NOL			
Book/Tax Depreciation 03/31/10			
NOL 12/31/10-3/31/10			
Book/Tax Depreciation 06/30/10			
NOL 3/31/10 - 6/30/10			
Book/Tax Depreciation 09/30/10			
NOL 6/30/10 - 9/30/10			
Book/Tax Depreciation 12/31/10			
NOL 9/30/10 - 12/31/10			
Loss on disposition			
Rounding adjustment			
Total	135,724,066	8,026,648	(127,697,418)
Tax Rate (without gross up)			38.0%
Tax Rate (with gross up)			N/A
Grossed Up DTL			(48,525,019)
Tax Provision <Benefit>		Gross	(1,100,128)
	P&L	Tax Effected	(418,049)
		Proof	0

Adjusting Journal Entry - Solely Related to Income Taxes	DR<CR>
JV Option	
Claims 05	
Claims 06	
Feb 15, 2007 Transaction Assets	
June 29, 2007 Transaction Assets	
June 25, 2008 Transaction Assets	
Deferred Taxes Long Term	**418,049**
Tax Provision Expense <Benefit>	**(418,049)**
	6/28/2007

NOTES:

Note 1 - The tax rate is a blended federal of 35% with state of 3%. The state rate of 3%. We calculated the impact of the 3% applied to the fed

Note 2 - At June 2007, the company has signficant DTLs, therefore, for

Note 3 - At Dec 2007, the NOL carryover includes both federal and stat minor.

Note 4 - Purchase price of Clarkdale Slag Project updated for accounti

Searchlight Minerals Corp.
Estimated DTL impact from various transactions
Period 2005 - 2010
12/31/2010

	/------------------------------------	----------	---------- 6/28/07	----------	----------	----------	------------------------------------\
Deferred Item	**A Basis Book**	**B Basis Tax**	**B-A Diff**	**Adj to Basis Book**	**Adjusted Basis Book**	**Basis Tax**	**Diff**
Nano Warrants, 06/01/05	1,918,481	-	(1,918,481)		1,918,481	-	(1,918,481)
Claims 05	819,442	127,134	(692,308)		819,442	127,134	(692,308)
Claims 06	4,611,848	-	(4,611,848)		4,611,848	-	(4,611,848)
Feb 15, 2007 Transaction Assets	128,374,296	1,856,575	(126,517,721)		128,374,296	1,856,575	(126,517,721)
June 29, 2007 Transaction Assets	4,508,000	-	(4,508,000)	2,762,968	7,270,968	-	(7,270,968)
June 25, 2008 Transaction Assets							
NOLs 05 - acquired	-	180,547	180,547		-	180,547	180,547
NOLs 7/8/05 - 12/31/05	-	1,141,843	1,141,843		-	1,141,843	1,141,843
NOLs 1/1/06 - 7/26/06	-	1,523,538	1,523,538		-	1,523,538	1,523,538
NOLs 7/27/06 -12/31/06	-	1,918,621	1,918,621		-	1,918,621	1,918,621
NOLs 1/1/07 - 2/15/07	-	178,262	178,262		-	178,262	178,262
NOLs 2/16/07 - 6/28/07	-	1,100,128	1,100,128		-	1,100,128	1,100,128
NOLs 6/29/07 -12/31/07							
NOLs 01/01/08 - 03/31/08							
NOL 4/1/08 - 6/30/08							
NOL 7/1/08 - 9/30/08							
NOL 10/1/08 - 12/31/08							
NOL 1/1/09 - 3/31/09							
Change in PY NOL							
Book / Tax Depreciation 3/31/09							
NOL 4/1/09 - 6/30/09							
Book/Tax Depreciation 6/30/09							
Valuation Allowance							
Book / Tax Depreciation 9/30/09							
NOL 7/1/09 - 9/30/09							
Book/Tax Depreciation 12/31/09							
NOL 10/1/09 - 12/31/09							
Change in final PY Tax NOL							
Book/Tax Depreciation 03/31/10							
NOL 12/31/10-3/31/10							
Book/Tax Depreciation 06/30/10							
NOL 3/31/10 - 6/30/10							
Book/Tax Depreciation 09/30/10							
NOL 6/30/10 - 9/30/10							
Book/Tax Depreciation 12/31/10							
NOL 9/30/10 - 12/31/10							
Loss on disposition							
Rounding adjustment							
Total	140,232,066	8,026,648	(132,205,418)	2,762,968	142,995,034	8,026,648	(134,968,386)
Tax Rate (without gross up)			38.0%				38.0%
Tax Rate (with gross up)			61.3%				N/A
Grossed Up DTL			(2,762,968)	**Note 2**			(51,287,987)
						Change in DTL	(2,762,968)
						Proof	(0)
Tax Provision <Benefit>							

Adjusting Journal Entry - Solely Related to Income Taxes	DR<CR>
JV Option	
Claims 05	
Claims 06	
Feb 15, 2007 Transaction Assets	
June 29, 2007 Transaction Assets	**2,762,968**
June 25, 2008 Transaction Assets	
Deferred Taxes Long Term	**(2,762,968)**
Tax Provision Expense <Benefit>	

NOTES:

Note 1 - The tax rate is a blended federal of 35% with state of 3%. The state rate of 3%. We calculated the impact of the 3% applied to the fed

Note 2 - At June 2007, the company has signficant DTLs, therefore, for

Note 3 - At Dec 2007, the NOL carryover includes both federal and stat minor.

Note 4 - Purchase price of Clarkdale Slag Project updated for accounti

Searchlight Minerals Corp.
Estimated DTL impact from various transactions
Period 2005 - 2010
12/31/2010

	/---------- 6/30/07 - 12/31/07 ----------\			/---------- 01/01/08 - 03/31/08 ----------\		
	A	B	B-A	A	B	B-A
	Basis	Basis		Basis	Basis	
Deferred Item	Book	Tax	Diff	Book	Tax	Diff
Nano Warrants, 06/01/05	1,918,481	-	(1,918,481)	1,918,481	-	(1,918,481)
Claims 05	819,442	127,134	(692,308)	819,442	127,134	(692,308)
Claims 06	4,611,848	-	(4,611,848)	4,611,848	-	(4,611,848)
Feb 15, 2007 Transaction Assets	128,374,296	1,856,575	(126,517,721)	128,374,296	1,856,575	(126,517,721)
June 29, 2007 Transaction Assets	7,270,968	-	(7,270,968)	7,270,968	-	(7,270,968)
June 25, 2008 Transaction Assets				-	-	-
NOLs 05 - acquired	-	180,547	180,547	-	180,547	180,547
NOLs 7/8/05 - 12/31/05	-	1,141,843	1,141,843	-	1,141,843	1,141,843
NOLs 1/1/06 - 7/26/06	-	1,523,538	1,523,538	-	1,523,538	1,523,538
NOLs 7/27/06 -12/31/06	-	1,918,621	1,918,621	-	1,918,621	1,918,621
NOLs 1/1/07 - 2/15/07	-	178,262	178,262	-	178,262	178,262
NOLs 2/16/07 - 6/28/07	-	1,100,128	1,100,128	-	1,100,128	1,100,128
NOLs 6/29/07 -12/31/07	-	1,758,760	1,758,760	-	1,758,760	1,758,760
NOLs 01/01/08 - 03/31/08				-	956,918	956,918
NOL 4/1/08 - 6/30/08						
NOL 7/1/08 - 9/30/08						
NOL 10/1/08 - 12/31/08						
NOL 1/1/09 - 3/31/09						
Change in PY NOL						
Book / Tax Depreciation 3/31/09						
NOL 4/1/09 - 6/30/09						
Book/Tax Depreciation 6/30/09						
Valuation Allowance						
Book / Tax Depreciation 9/30/09						
NOL 7/1/09 - 9/30/09						
Book/Tax Depreciation 12/31/09						
NOL 10/1/09 - 12/31/09						
Change in final PY Tax NOL						
Book/Tax Depreciation 03/31/10						
NOL 12/31/10-3/31/10						
Book/Tax Depreciation 06/30/10						
NOL 3/31/10 - 6/30/10						
Book/Tax Depreciation 09/30/10						
NOL 6/30/10 - 9/30/10						
Book/Tax Depreciation 12/31/10						
NOL 9/30/10 - 12/31/10						
Loss on disposition						
Rounding adjustment						
Total	142,995,034	9,785,408	(133,209,626)	142,995,034	10,742,326	(132,252,708)
Tax Rate (without gross up)			38.0%			38.0%
Tax Rate (with gross up)			N/A			N/A
Grossed Up DTL			(50,619,658)			(50,256,029)
Tax Provision <Benefit>		Gross	(1,758,760)		Gross	(956,918)
	P&L	Tax Effected	(668,329)	P&L	Tax Effected	(363,629)
		Proof	(0)		Proof	0

Adjusting Journal Entry - Solely Related to Income Taxes	**DR<CR>**	**DR<CR>**
JV Option		
Claims 05		
Claims 06		
Feb 15, 2007 Transaction Assets		
June 29, 2007 Transaction Assets		
June 25, 2008 Transaction Assets		
Deferred Taxes Long Term	**668,329**	**363,629**
Tax Provision Expense <Benefit>	**(668,329)**	**(363,629)**
	Record 12/31/2007	**Record 3/31/2008**

NOTES:

Note 1 - The tax rate is a blended federal of 35% with state of 3%. The state rate of 3%. We calculated the impact of the 3% applied to the fed

Note 2 - At June 2007, the company has signficant DTLs, therefore, for

Note 3 - At Dec 2007, the NOL carryover includes both federal and stat minor.

Note 4 - Purchase price of Clarkdale Slag Project updated for accounti

Searchlight Minerals Corp.
Estimated DTL impact from various transactions
Period 2005 - 2010
12/31/2010

	/---------- 4/01/08 - 6/26/08 ----------\		
	A	B	B-A
	Basis	Basis	
Deferred Item	Book	Tax	Diff
Nano Warrants, 06/01/05	1,918,481	-	(1,918,481)
Claims 05	819,442	127,134	(692,308)
Claims 06	4,611,848	-	(4,611,848)
Feb 15, 2007 Transaction Assets	128,374,296	1,856,575	(126,517,721)
June 29, 2007 Transaction Assets	7,270,968	-	(7,270,968)
June 25, 2008 Transaction Assets	-	-	-
NOLs 05 - acquired	-	180,547	180,547
NOLs 7/8/05 - 12/31/05	-	1,141,843	1,141,843
NOLs 1/1/06 - 7/26/06	-	1,523,538	1,523,538
NOLs 7/27/06 -12/31/06	-	1,918,621	1,918,621
NOLs 1/1/07 - 2/15/07	-	178,262	178,262
NOLs 2/16/07 - 6/28/07	-	1,100,128	1,100,128
NOLs 6/29/07 -12/31/07	-	1,758,760	1,758,760
NOLs 01/01/08 - 03/31/08	-	956,918	956,918
NOL 4/1/08 - 6/30/08		1,329,672	1,329,672
NOL 7/1/08 - 9/30/08			
NOL 10/1/08 - 12/31/08			
NOL 1/1/09 - 3/31/09			
Change in PY NOL			
Book / Tax Depreciation 3/31/09			
NOL 4/1/09 - 6/30/09			
Book/Tax Depreciation 6/30/09			
Valuation Allowance			
Book / Tax Depreciation 9/30/09			
NOL 7/1/09 - 9/30/09			
Book/Tax Depreciation 12/31/09			
NOL 10/1/09 - 12/31/09			
Change in final PY Tax NOL			
Book/Tax Depreciation 03/31/10			
NOL 12/31/10-3/31/10			
Book/Tax Depreciation 06/30/10			
NOL 3/31/10 - 6/30/10			
Book/Tax Depreciation 09/30/10			
NOL 6/30/10 - 9/30/10			
Book/Tax Depreciation 12/31/10			
NOL 9/30/10 - 12/31/10			
Loss on disposition			
Rounding adjustment			
Total	142,995,034	12,071,998	(130,923,036)
Tax Rate (without gross up)			38.0%
Tax Rate (with gross up)			N/A
Grossed Up DTL			(49,750,754)
Tax Provision <Benefit>		Gross	(1,329,672)
	P&L	Tax Effected	(505,275)
		Proof	(0)

Adjusting Journal Entry - Solely Related to Income Taxes	DR<CR>
JV Option	
Claims 05	
Claims 06	
Feb 15, 2007 Transaction Assets	
June 29, 2007 Transaction Assets	
June 25, 2008 Transaction Assets	
Deferred Taxes Long Term	505,276
Tax Provision Expense <Benefit>	(505,276)
	Record 6/30/2008

NOTES:

Note 1 - The tax rate is a blended federal of 35% with state of 3%. The state rate of 3%. We calculated the impact of the 3% applied to the fed

Note 2 - At June 2007, the company has signficant DTLs, therefore, for

Note 3 - At Dec 2007, the NOL carryover includes both federal and stat minor.

Note 4 - Purchase price of Clarkdale Slag Project updated for accounti

Searchlight Minerals Corp.
Estimated DTL impact from various transactions
Period 2005 - 2010
12/31/2010

Deferred Item	A Basis Book	B Basis Tax	B-A Diff	Adj to Basis Book	Adjusted Basis Book	Basis Tax	Diff
	/------------------------------ 6/26/08						------------------------------
Nano Warrants, 06/01/05	1,918,481	-	(1,918,481)		1,918,481	-	(1,918,481)
Claims 05	819,442	127,134	(692,308)		819,442	127,134	(692,308)
Claims 06	4,611,848	-	(4,611,848)		4,611,848	-	(4,611,848)
Feb 15, 2007 Transaction Assets	128,374,296	1,856,575	(126,517,721)		128,374,296	1,856,575	(126,517,721)
June 29, 2007 Transaction Assets	7,270,968	-	(7,270,968)		7,270,968	-	(7,270,968)
June 25, 2008 Transaction Assets	2,632,000	-	(2,632,000)	1,613,161	4,245,161	-	(4,245,161)
NOLs 05 - acquired	-	180,547	180,547		-	180,547	180,547
NOLs 7/8/05 - 12/31/05	-	1,141,843	1,141,843		-	1,141,843	1,141,843
NOLs 1/1/06 - 7/26/06	-	1,523,538	1,523,538		-	1,523,538	1,523,538
NOLs 7/27/06 -12/31/06	-	1,918,621	1,918,621		-	1,918,621	1,918,621
NOLs 1/1/07 - 2/15/07	-	178,262	178,262		-	178,262	178,262
NOLs 2/16/07 - 6/28/07	-	1,100,128	1,100,128		-	1,100,128	1,100,128
NOLs 6/29/07 -12/31/07	-	1,758,760	1,758,760		-	1,758,760	1,758,760
NOLs 01/01/08 - 03/31/08	-	956,918	956,918		-	956,918	956,918
NOL 4/1/08 - 6/30/08	-	1,329,672	1,329,672		-	1,329,672	1,329,672
NOL 7/1/08 - 9/30/08							
NOL 10/1/08 - 12/31/08							
NOL 1/1/09 - 3/31/09							
Change in PY NOL							
Book / Tax Depreciation 3/31/09							
NOL 4/1/09 - 6/30/09							
Book/Tax Depreciation 6/30/09							
Valuation Allowance							
Book / Tax Depreciation 9/30/09							
NOL 7/1/09 - 9/30/09							
Book/Tax Depreciation 12/31/09							
NOL 10/1/09 - 12/31/09							
Change in final PY Tax NOL							
Book/Tax Depreciation 03/31/10							
NOL 12/31/10-3/31/10							
Book/Tax Depreciation 06/30/10							
NOL 3/31/10 - 6/30/10							
Book/Tax Depreciation 09/30/10							
NOL 6/30/10 - 9/30/10							
Book/Tax Depreciation 12/31/10							
NOL 9/30/10 - 12/31/10							
Loss on disposition							
Rounding adjustment							
Total	145,627,034	12,071,998	(133,555,036)	1,613,161	147,240,196	12,071,998	(135,168,198)
Tax Rate (without gross up)			38.0%				38.0%
Tax Rate (with gross up)			61.3%				N/A
Grossed Up DTL			(1,613,161)				(51,363,915)
						Change in DTL	(1,613,161)
						Proof	0
Tax Provision <Benefit>							

Adjusting Journal Entry - Solely Related to Income Taxes	DR<CR>
JV Option	
Claims 05	
Claims 06	
Feb 15, 2007 Transaction Assets	
June 29, 2007 Transaction Assets	
June 25, 2008 Transaction Assets	1,613,161
Deferred Taxes Long Term	(1,613,161)
Tax Provision Expense <Benefit>	

NOTES:

Note 1 - The tax rate is a blended federal of 35% with state of 3%. The state rate of 3%. We calculated the impact of the 3% applied to the fed

Note 2 - At June 2007, the company has signficant DTLs, therefore, for

Note 3 - At Dec 2007, the NOL carryover includes both federal and stat minor.

Note 4 - Purchase price of Clarkdale Slag Project updated for accounti

Searchlight Minerals Corp.
Estimated DTL impact from various transactions
Period 2005 - 2010
12/31/2010

Deferred Item	/---------- 7/01/08 - 9/30/08 ----------\ A Basis Book	B Basis Tax	B-A Diff	/---------- 10/01/08 - 12/31/08 ----------\ A Basis Book	B Basis Tax	B-A Diff
Nano Warrants, 06/01/05	1,918,481	-	(1,918,481)	1,918,481	-	(1,918,481)
Claims 05	819,442	127,134	(692,308)	819,442	127,134	(692,308)
Claims 06	4,611,848	-	(4,611,848)	4,611,848	-	(4,611,848)
Feb 15, 2007 Transaction Assets	128,374,296	1,856,575	(126,517,721)	128,374,296	1,856,575	(126,517,721)
June 29, 2007 Transaction Assets	7,270,968	-	(7,270,968)	7,270,968	-	(7,270,968)
June 25, 2008 Transaction Assets	4,245,161	-	(4,245,161)	4,245,161	-	(4,245,161)
NOLs 05 - acquired	-	180,547	180,547	-	180,547	180,547
NOLs 7/8/05 - 12/31/05	-	1,141,843	1,141,843	-	1,141,843	1,141,843
NOLs 1/1/06 - 7/26/06	-	1,523,538	1,523,538	-	1,523,538	1,523,538
NOLs 7/27/06 -12/31/06	-	1,918,621	1,918,621	-	1,918,621	1,918,621
NOLs 1/1/07 - 2/15/07	-	178,262	178,262	-	178,262	178,262
NOLs 2/16/07 - 6/28/07	-	1,100,128	1,100,128	-	1,100,128	1,100,128
NOLs 6/29/07 -12/31/07	-	1,758,760	1,758,760	-	1,758,760	1,758,760
NOLs 01/01/08 - 03/31/08	-	956,918	956,918	-	956,918	956,918
NOL 4/1/08 - 6/30/08		1,329,672	1,329,672		1,329,672	1,329,672
NOL 7/1/08 - 9/30/08		1,182,272	1,182,272		1,182,272	1,182,272
NOL 10/1/08 - 12/31/08					1,208,661	1,208,661
NOL 1/1/09 - 3/31/09						
Change in PY NOL						
Book / Tax Depreciation 3/31/09						
NOL 4/1/09 - 6/30/09						
Book/Tax Depreciation 6/30/09						
Valuation Allowance						
Book / Tax Depreciation 9/30/09						
NOL 7/1/09 - 9/30/09						
Book/Tax Depreciation 12/31/09						
NOL 10/1/09 - 12/31/09						
Change in final PY Tax NOL						
Book/Tax Depreciation 03/31/10						
NOL 12/31/10-3/31/10						
Book/Tax Depreciation 06/30/10						
NOL 3/31/10 - 6/30/10						
Book/Tax Depreciation 09/30/10						
NOL 6/30/10 - 9/30/10						
Book/Tax Depreciation 12/31/10						
NOL 9/30/10 - 12/31/10						
Loss on disposition						
Rounding adjustment						
Total	147,240,196	13,254,270	(133,985,926)	147,240,196	14,462,931	(132,777,265)
Tax Rate (without gross up)			38.0%			38.0%
Tax Rate (with gross up)			N/A			N/A
Grossed Up DTL			(50,914,652)			(50,455,361)
Tax Provision <Benefit>		Gross	(1,182,272)		Gross	(1,208,661)
	P&L	Tax Effected	(449,263)	P&L	Tax Effected	(459,291)
		Proof	(0)		Proof	-
Adjusting Journal Entry - Solely Related to Income Taxes			DR<CR>			DR<CR>
JV Option						
Claims 05						
Claims 06						
Feb 15, 2007 Transaction Assets						
June 29, 2007 Transaction Assets						
June 25, 2008 Transaction Assets						
Deferred Taxes Long Term			**449,263**			**459,291**
Tax Provision Expense <Benefit>			**(449,263)**			**(459,291)**
			Record 9/30/2008			**Record 12/31/2008**

NOTES:

Note 1 - The tax rate is a blended federal of 35% with state of 3%. The state rate of 3%. We calculated the impact of the 3% applied to the fed

Note 2 - At June 2007, the company has signficant DTLs, therefore, for

Note 3 - At Dec 2007, the NOL carryover includes both federal and stat minor.

Note 4 - Purchase price of Clarkdale Slag Project updated for accounti

Searchlight Minerals Corp.
Estimated DTL impact from various transactions
Period 2005 - 2010
12/31/2010

NOL s/b 1,177,299, difference $(31,362)

Deferred Item	/---------- 01/01/09 - 3/31/09 ----------\ A Basis Book	B Basis Tax	B-A Diff	/---------- 04/01/09 - 6/30/09 ----------\ A Basis Book	B Basis Tax	B-A Diff
Nano Warrants, 06/01/05	1,918,481	-	(1,918,481)	1,918,481	-	(1,918,481)
Claims 05	819,442	127,134	(692,308)	819,442	127,134	(692,308)
Claims 06	4,611,848	-	(4,611,848)	4,611,848	-	(4,611,848)
Feb 15, 2007 Transaction Assets	128,374,296	1,856,575	(126,517,721)	128,374,296	1,856,575	(126,517,721)
June 29, 2007 Transaction Assets	7,270,968	-	(7,270,968)	7,270,968	-	(7,270,968)
June 25, 2008 Transaction Assets	4,245,161	-	(4,245,161)	4,245,161	-	(4,245,161)
NOLs 05 - acquired	-	180,547	180,547	-	180,547	180,547
NOLs 7/8/05 - 12/31/05	-	1,141,843	1,141,843	-	1,141,843	1,141,843
NOLs 1/1/06 - 7/26/06	-	1,523,538	1,523,538	-	1,523,538	1,523,538
NOLs 7/27/06 -12/31/06	-	1,918,621	1,918,621	-	1,918,621	1,918,621
NOLs 1/1/07 - 2/15/07	-	178,262	178,262	-	178,262	178,262
NOLs 2/16/07 - 6/28/07	-	1,100,128	1,100,128	-	1,100,128	1,100,128
NOLs 6/29/07 -12/31/07	-	1,758,760	1,758,760	-	1,758,760	1,758,760
NOLs 01/01/08 - 03/31/08	-	956,918	956,918	-	956,918	956,918
NOL 4/1/08 - 6/30/08		1,329,672	1,329,672		1,329,672	1,329,672
NOL 7/1/08 - 9/30/08		1,182,272	1,182,272		1,182,272	1,182,272
NOL 10/1/08 - 12/31/08		1,208,661	1,208,661		1,208,661	1,208,661
NOL 1/1/09 - 3/31/09		1,418,936	1,418,936		1,418,936	1,418,936
Change in PY NOL		4,638	4,638		4,638	4,638
Book / Tax Depreciation 3/31/09		105,618	105,618		105,618	105,618
NOL 4/1/09 - 6/30/09					1,584,221	1,584,221
Book/Tax Depreciation 6/30/09					113,223	113,223
Valuation Allowance						
Book / Tax Depreciation 9/30/09						
NOL 7/1/09 - 9/30/09						
Book/Tax Depreciation 12/31/09						
NOL 10/1/09 - 12/31/09						
Change in final PY Tax NOL						
Book/Tax Depreciation 03/31/10						
NOL 12/31/10-3/31/10						
Book/Tax Depreciation 06/30/10						
NOL 3/31/10 - 6/30/10						
Book/Tax Depreciation 09/30/10						
NOL 6/30/10 - 9/30/10						
Book/Tax Depreciation 12/31/10						
NOL 9/30/10 - 12/31/10						
Loss on disposition						
Rounding adjustment						
Total	147,240,196	15,992,123	(131,248,073)	147,240,196	17,689,567	(129,550,629)
Tax Rate (without gross up)			38.0%			38.0%
Tax Rate (with gross up)			N/A			N/A
Grossed Up DTL			(49,874,268)			(49,229,239)
Tax Provision <Benefit>		Gross	(1,529,192)		Gross	(1,697,444)
	P&L	Tax Effected	(581,093)	P&L	Tax Effected	(645,029)
		Proof	0		Proof	(0)

Adjusting Journal Entry - Solely Related to Income Taxes	DR<CR>	DR<CR>
JV Option		
Claims 05		
Claims 06		
Feb 15, 2007 Transaction Assets		
June 29, 2007 Transaction Assets		
June 25, 2008 Transaction Assets		
Deferred Taxes Long Term	**581,093**	**645,029**
Tax Provision Expense <Benefit>	**(581,093)**	**(645,029)**
	Record 3/31/2009	**Record 6/30/2009**

NOTES:

Note 1 - The tax rate is a blended federal of 35% with state of 3%. The state rate of 3%. We calculated the impact of the 3% applied to the fed

Note 2 - At June 2007, the company has signficant DTLs, therefore, for

Note 3 - At Dec 2007, the NOL carryover includes both federal and stat minor.

Note 4 - Purchase price of Clarkdale Slag Project updated for accounti

Searchlight Minerals Corp.
Estimated DTL impact from various transactions
Period 2005 - 2010
12/31/2010

	/---------- 07/01/09 - 9/30/09 ----------\			/---------- 10/01/09 - 12/31/09 ----------\		
	A	**B**	**B-A**	**A**	**B**	**B-A**
	Basis	**Basis**		**Basis**	**Basis**	
Deferred Item	**Book**	**Tax**	**Diff**	**Book**	**Tax**	**Diff**
Nano Warrants, 06/01/05	1,918,481	-	(1,918,481)	1,918,481	-	(1,918,481)
Claims 05	819,442	127,134	(692,308)	819,442	127,134	(692,308)
Claims 06	4,611,848	-	(4,611,848)	4,611,848	-	(4,611,848)
Feb 15, 2007 Transaction Assets	128,374,296	1,856,575	(126,517,721)	128,374,296	1,856,575	(126,517,721)
June 29, 2007 Transaction Assets	7,270,968	-	(7,270,968)	7,270,968	-	(7,270,968)
June 25, 2008 Transaction Assets	4,245,161	-	(4,245,161)	4,245,161	-	(4,245,161)
NOLs 05 - acquired	-	180,547	180,547	-	180,547	180,547
NOLs 7/8/05 - 12/31/05	-	1,141,843	1,141,843	-	1,141,843	1,141,843
NOLs 1/1/06 - 7/26/06	-	1,523,538	1,523,538	-	1,523,538	1,523,538
NOLs 7/27/06 -12/31/06	-	1,918,621	1,918,621	-	1,918,621	1,918,621
NOLs 1/1/07 - 2/15/07	-	178,262	178,262	-	178,262	178,262
NOLs 2/16/07 - 6/28/07	-	1,100,128	1,100,128	-	1,100,128	1,100,128
NOLs 6/29/07 -12/31/07	-	1,758,760	1,758,760	-	1,758,760	1,758,760
NOLs 01/01/08 - 03/31/08	-	956,918	956,918	-	956,918	956,918
NOL 4/1/08 - 6/30/08		1,329,672	1,329,672		1,329,672	1,329,672
NOL 7/1/08 - 9/30/08		1,182,272	1,182,272		1,182,272	1,182,272
NOL 10/1/08 - 12/31/08		1,208,661	1,208,661		1,208,661	1,208,661
NOL 1/1/09 - 3/31/09		1,418,936	1,418,936		1,418,936	1,418,936
Change in PY NOL		4,638	4,638		4,638	4,638
Book / Tax Depreciation 3/31/09		105,618	105,618		105,618	105,618
NOL 4/1/09 - 6/30/09		1,584,221	1,584,221		1,584,221	1,584,221
Book/Tax Depreciation 6/30/09		113,223	113,223		113,223	113,223
Valuation Allowance			-			-
Book / Tax Depreciation 9/30/09		112,147	112,147		112,147	112,147
NOL 7/1/09 - 9/30/09		1,665,530	1,665,530		1,665,530	1,665,530
Book/Tax Depreciation 12/31/09					101,657	101,657
NOL 10/1/09 - 12/31/09					1,714,494	1,714,494
Change in final PY Tax NOL					(750)	(750)
Book/Tax Depreciation 03/31/10						
NOL 12/31/10-3/31/10						
Book/Tax Depreciation 06/30/10						
NOL 3/31/10 - 6/30/10						
Book/Tax Depreciation 09/30/10						
NOL 6/30/10 - 9/30/10						
Book/Tax Depreciation 12/31/10						
NOL 9/30/10 - 12/31/10						
Loss on disposition						
Rounding adjustment						
Total	147,240,196	19,467,244	(127,772,952)	147,240,196	21,282,645	(125,957,551)
Tax Rate (without gross up)			38.0%			38.0%
Tax Rate (with gross up)			N/A			N/A
Grossed Up DTL			(48,553,722)			(47,863,869)
Tax Provision <Benefit>		Gross	(1,777,677)		Gross	(1,815,401)
	P&L	Tax Effected	(675,517)	P&L	Tax Effected	(689,852)
		Proof	0		Proof	(0)

Adjusting Journal Entry - Solely Related to Income Taxes	DR<CR>		DR<CR>	
JV Option				
Claims 05				
Claims 06				
Feb 15, 2007 Transaction Assets				
June 29, 2007 Transaction Assets				
June 25, 2008 Transaction Assets				Tot:
Deferred Taxes Long Term	**675,617**		**689,852**	
Tax Provision Expense <Benefit>	**(675,617)**		**(689,852)**	rr
	Record		**Record**	
	9/30/2009		**12/31/2009**	

NOTES:

Note 1 - The tax rate is a blended federal of 35% with state of 3%. The state rate of 3%. We calculated the impact of the 3% applied to the fed

Note 2 - At June 2007, the company has signficant DTLs, therefore, for

Note 3 - At Dec 2007, the NOL carryover includes both federal and stat minor.

Note 4 - Purchase price of Clarkdale Slag Project updated for accounti

Searchlight Minerals Corp.
Estimated DTL impact from various transactions
Period 2005 - 2010
12/31/2010

	/---------- 12/31/09 - 03/31/10 ----------\			/---------- 3/31/10 - 06/30/10 ----------\		
	A	B	B-A	A	B	B-A
	Basis	Basis		Basis	Basis	
Deferred Item	Book	Tax	Diff	Book	Tax	Diff
Nano Warrants, 06/01/05	1,918,481	-	(1,918,481)	1,918,481	-	(1,918,481)
Claims 05	819,442	127,134	(692,308)	819,442	127,134	(692,308)
Claims 06	4,611,848	-	(4,611,848)	4,611,848	-	(4,611,848)
Feb 15, 2007 Transaction Assets	128,374,296	1,856,575	(126,517,721)	128,374,296	1,856,575	(126,517,721)
June 29, 2007 Transaction Assets	7,270,968	-	(7,270,968)	7,270,968	-	(7,270,968)
June 25, 2008 Transaction Assets	4,245,161	-	(4,245,161)	4,245,161	-	(4,245,161)
NOLs 05 - acquired	-	180,547	180,547	-	180,547	180,547
NOLs 7/8/05 - 12/31/05	-	1,141,843	1,141,843	-	1,141,843	1,141,843
NOLs 1/1/06 - 7/26/06	-	1,523,538	1,523,538	-	1,523,538	1,523,538
NOLs 7/27/06 -12/31/06	-	1,918,621	1,918,621	-	1,918,621	1,918,621
NOLs 1/1/07 - 2/15/07	-	178,262	178,262	-	178,262	178,262
NOLs 2/16/07 - 6/28/07	-	1,100,128	1,100,128	-	1,100,128	1,100,128
NOLs 6/29/07 -12/31/07	-	1,758,760	1,758,760	-	1,758,760	1,758,760
NOLs 01/01/08 - 03/31/08	-	956,918	956,918	-	956,918	956,918
NOL 4/1/08 - 6/30/08		1,329,672	1,329,672		1,329,672	1,329,672
NOL 7/1/08 - 9/30/08		1,182,272	1,182,272		1,182,272	1,182,272
NOL 10/1/08 - 12/31/08		1,208,661	1,208,661		1,208,661	1,208,661
NOL 1/1/09 - 3/31/09		1,418,936	1,418,936		1,418,936	1,418,936
Change in PY NOL		4,638	4,638		4,638	4,638
Book / Tax Depreciation 3/31/09		105,618	105,618		105,618	105,618
NOL 4/1/09 - 6/30/09		1,584,221	1,584,221		1,584,221	1,584,221
Book/Tax Depreciation 6/30/09		113,223	113,223		113,223	113,223
Valuation Allowance			-			-
Book / Tax Depreciation 9/30/09		112,147	112,147		112,147	112,147
NOL 7/1/09 - 9/30/09		1,665,530	1,665,530		1,665,530	1,665,530
Book/Tax Depreciation 12/31/09		101,657	101,657		101,657	101,657
NOL 10/1/09 - 12/31/09		1,714,494	1,714,494		1,714,494	1,714,494
Change in final PY Tax NOL		(750)	(750)		(750)	(750)
Book/Tax Depreciation 03/31/10		114,428	114,428		114,428	114,428
NOL 12/31/10-3/31/10		1,687,879	1,687,879		1,687,879	1,687,879
Book/Tax Depreciation 06/30/10					113,290	113,290
NOL 3/31/10 - 6/30/10					2,116,703	2,116,703
Book/Tax Depreciation 09/30/10						
NOL 6/30/10 - 9/30/10						
Book/Tax Depreciation 12/31/10						
NOL 9/30/10 - 12/31/10						
Loss on disposition						
Rounding adjustment						
Total	147,240,196	23,084,952	(124,155,244)	147,240,196	25,314,945	(121,925,251)
Tax Rate (without gross up)			38.0%			38.0%
Tax Rate (with gross up)			N/A			N/A
Grossed Up DTL			(47,178,993)			(46,331,595)
Tax Provision <Benefit>		Gross	(1,802,307)		Gross	(2,229,993)
	P&L	Tax Effected	(684,876)	P&L	Tax Effected	(847,396)
		Proof	1		Proof	1
			$1 rounding, pass			$1 rounding, pass

Adjusting Journal Entry - Solely Related to Income Taxes			DR<CR>			
JV Option						
Claims 05						
Claims 06						847,398
Feb 15, 2007 Transaction Assets						2
June 29, 2007 Transaction Assets						
June 25, 2008 Transaction Assets	al					
Deferred Taxes Long Term			**684,876**			**847,396**
Tax Provision Expense <Benefit>	YR		**(684,876)**			**(847,396)**
			Record			**Record**
			3/31/2010			**6/30/2010**

NOTES:

Note 1 - The tax rate is a blended federal of 35% with state of 3%. The state rate of 3%. We calculated the impact of the 3% applied to the fed

Note 2 - At June 2007, the company has signficant DTLs, therefore, for

Note 3 - At Dec 2007, the NOL carryover includes both federal and stat minor.

Note 4 - Purchase price of Clarkdale Slag Project updated for accounti

Searchlight Minerals Corp.
Estimated DTL impact from various transactions
Period 2005 - 2010
12/31/2010

Deferred Item	/---------- 6/30/10 - 09/30/10 ----------\ A Basis Book	B Basis Tax	B-A Diff	/---------- 9/30/10 - 12/31/10 ----------\ A Basis Book	B Basis Tax	B-A Diff	
Nano Warrants, 06/01/05	1,918,481	-	(1,918,481)	1,918,481	-	(1,918,481)	
Claims 05	819,442	127,134	(692,308)	819,442	127,134	(692,308)	
Claims 06	4,611,848	-	(4,611,848)	4,611,848	-	(4,611,848)	
Feb 15, 2007 Transaction Assets	128,374,296	1,856,575	(126,517,721)	128,374,296	1,856,575	(126,517,721)	
June 29, 2007 Transaction Assets	7,270,968	-	(7,270,968)	7,270,968	-	(7,270,968)	
June 25, 2008 Transaction Assets	4,245,161	-	(4,245,161)	4,245,161	-	(4,245,161)	
NOLs 05 - acquired	-	180,547	180,547	-	180,547	180,547	
NOLs 7/8/05 - 12/31/05	-	1,141,843	1,141,843	-	1,141,843	1,141,843	
NOLs 1/1/06 - 7/26/06	-	1,523,538	1,523,538	-	1,523,538	1,523,538	
NOLs 7/27/06 -12/31/06	-	1,918,621	1,918,621	-	1,918,621	1,918,621	
NOLs 1/1/07 - 2/15/07	-	178,262	178,262	-	178,262	178,262	
NOLs 2/16/07 - 6/28/07	-	1,100,128	1,100,128	-	1,100,128	1,100,128	
NOLs 6/29/07 -12/31/07	-	1,758,760	1,758,760	-	1,758,760	1,758,760	
NOLs 01/01/08 - 03/31/08	-	956,918	956,918	-	956,918	956,918	
NOL 4/1/08 - 6/30/08		1,329,672	1,329,672		1,329,672	1,329,672	
NOL 7/1/08 - 9/30/08		1,182,272	1,182,272		1,182,272	1,182,272	
NOL 10/1/08 - 12/31/08		1,208,661	1,208,661		1,208,661	1,208,661	
NOL 1/1/09 - 3/31/09		1,418,936	1,418,936		1,418,936	1,418,936	
Change in PY NOL		4,638	4,638		4,638	4,638	
Book / Tax Depreciation 3/31/09		105,618	105,618		105,618	105,618	
NOL 4/1/09 - 6/30/09		1,584,221	1,584,221		1,584,221	1,584,221	
Book/Tax Depreciation 6/30/09		113,223	113,223		113,223	113,223	
Valuation Allowance			-			-	
Book / Tax Depreciation 9/30/09		112,147	112,147		112,147	112,147	
NOL 7/1/09 - 9/30/09		1,665,530	1,665,530		1,665,530	1,665,530	
Book/Tax Depreciation 12/31/09		101,657	101,657		101,657	101,657	
NOL 10/1/09 - 12/31/09		1,714,494	1,714,494		1,714,494	1,714,494	
Change in final PY Tax NOL		(750)	(750)		(750)	(750)	
Book/Tax Depreciation 03/31/10		114,428	114,428		114,428	114,428	
NOL 12/31/10-3/31/10		1,687,879	1,687,879		1,687,879	1,687,879	
Book/Tax Depreciation 06/30/10		113,290	113,290		113,290	113,290	
NOL 3/31/10 - 6/30/10		2,116,703	2,116,703		2,116,703	2,116,703	
Book/Tax Depreciation 09/30/10		112,577	112,577		112,577	112,577	
NOL 6/30/10 - 9/30/10		1,986,522	1,986,522		1,986,522	1,986,522	
Book/Tax Depreciation 12/31/10		-	-		17,581	17,581	
NOL 9/30/10 - 12/31/10					2,146,293	2,146,293	
Loss on disposition					(2,551)	(2,551)	
Rounding adjustment					(3)	(3)	
Total	147,240,196	27,414,044	(119,826,152)	147,240,196	29,575,364	(117,664,832)	
Tax Rate (without gross up)			38.0%			38.0%	
Tax Rate (with gross up)			N/A			N/A	
Grossed Up DTL			(45,533,938)			(44,712,636)	
							Full
Tax Provision <Benefit>		Gross	(2,099,099)		Gross	(2,161,323)	Year 2010
	P&L	Tax Effected	(797,657)	P&L	Tax Effected	(821,302)	(3,151,230)
		Proof	1		Proof	(0)	rounded $4
			$1 rounding, pass				3,151,234 Benefit on

Adjusting Journal Entry - Solely Related to Income Taxes

	9/30/2010	12/31/2010
JV Option		
Claims 05		
Claims 06	797,659	797,659
Feb 15, 2007 Transaction Assets	2	(23,643)
June 29, 2007 Transaction Assets		
June 25, 2008 Transaction Assets		
Deferred Taxes Long Term	**797,667**	**821,302**
Tax Provision Expense <Benefit>	**(797,667)**	**(821,302)**
	Record 9/30/2010	**Record 12/31/2010**

NOTES:

note: actual recorded:
821,301
variance 1
variance is due to rounding adjustment PFA.

Note 1 - The tax rate is a blended federal of 35% with state of 3%. The state rate of 3%. We calculated the impact of the 3% applied to the fed

Note 2 - At June 2007, the company has signficant DTLs, therefore, for

Note 3 - At Dec 2007, the NOL carryover includes both federal and stat minor.

Note 4 - Purchase price of Clarkdale Slag Project updated for accounti